(A free translation of the original report in Portuguese expressed on financial statements prepared in conformity with accounting practices adopted in Brazil)


Braskem S.A. and
Subsidiary Companies
Quarterly Information at
March 31, 2003
and Report of Independent Accountants

     (A free translation of the original report in Portuguese expressed on financial statements prepared in conformity with accounting practices adopted in Brazil)

     Report of Independent Accountants on the Limited Review of Quarterly Information


     April 30, 2003

     To the Board of Directors and Shareholders
     Braskem S.A.


1 We have carried out limited reviews of the financial information included in the Quarterly Information of Braskem S.A. related to the quarters ended March 31, 2003 and 2002. This financial information is the responsibility of the Company's management. The limited reviews of the Quarterly Information related to the quarters ended March 31, 2003 and 2002 of Politeno Industria e Comercio S.A. (jointly-controlled company) and Petroflex Industria e Comercio S.A. (affiliate), the investments in which represent 1.51% and 0.18%, respectively, of the total assets of the Company, were conducted by other independent accountants, and our report, insofar as it relates to the amounts of these investments and the profit originated from them, is based solely on the reports of the other independent accountants.

2 Our reviews were performed in accordance with standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Brazilian Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussion with officials responsible for accounting, financial and operating areas of the Company with regard to the principal criteria adopted for the preparation of the Quarterly Information, and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews and on the limited review reports issued by the other independent accountants, we are not aware of any material modification that should be made to the Quarterly Information referred to in the first paragraph for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the Quarterly Information, consistent with the regulations of the Brazilian Securities Commission (CVM).

     April 30, 2003
     Braskem S.A.


4 The Quarterly Information (ITR) also contains financial information for the quarter ended December 31, 2002. This information was examined by us upon its preparation in connection with the audit of the financial statements as of December 31, 2002 and for the year then ended, and our unqualified opinion thereon, dated February 21, 2003, included emphasis paragraphs on the issues mentioned in the paragraphs below.

5 The management of the then indirect subsidiary OPP Quimica S.A., based on the decision of the Supreme Court (STF), recorded an Excise Tax (IPI) gain in the amount of R$ 1,030,125 thousand in results for the year ended December 31, 2002. Although the National Treasury has filed an appeal of certain aspects of this decision, as described in Note 13(iii), management has concluded, based on the opinion of its legal advisors, that this appeal cannot significantly alter the receivable recorded by the then subsidiary.

6 As described in Note 14(d) to the Quarterly Information, rescissory actions were filed against the Company and certain subsidiaries, which are intended to overturn final higher court judicial decisions which exempted them from paying the Social Contribution on Net Income, enacted by Law 7689/88. The outcome of this matter cannot presently be determined. In addition, as described in Note 17, the Company and its subsidiaries are parties to other judicial and administrative processes of a tax, civil and labor nature, including the lawsuit regarding the validity of clause 4 of the Collective Labor Agreement of SINDIQUIMICA, from which their managements do not expect significant losses in excess of the amounts already accrued for these matters. The Quarterly Information of the Company does not include a provision for losses from eventual unfavorable outcomes to the social contribution and Clause 4 lawsuits.

7 The Company belongs to a group of companies comprising the Braskem Group and carries out material financial and commercial transactions at significant amounts with its subsidiaries and other companies of the Braskem Group, in conformity with the terms described in Note 5 to the Quarterly Information.

8 As described in Note 1(b) to the Quarterly Information, on March 31, 2003 the Company had negative working capital of R$ 2,717,198 thousand (consolidated R$ 1,996,987 thousand), and requires further long-term resources to meet its short-term liabilities. The plans of management and the shareholders to provide the Company with an adequate capital structure are described in Note 1(b).

9 As described in Note 1(c) to the Quarterly Information, the Company is involved in a broad corporate reorganization process, as part of the overall reorganization of the Brazilian petrochemical industry, which was intended to give the industry a more adequate capital

     April 30, 2003
     Braskem S.A.

     structure, greater profitability, competitiveness and scale. As part of this process, the Extraordinary General Meeting held on March 31, 2003 approved: (i) the partial spin-off of subsidiary Odebrecht Quimica S.A., with the merger into the Company of the spun off portion, corresponding to its interest in OPP Quimica S.A.; (ii) the merger into the Company of the investees Nitrocarbono S.A. and Economico S.A. Empreendimentos; and (iii) increasing the capital of the subsidiary Odebrecht Quimica by contributing the Company's interest in Trikem S.A. and OPE Investimentos. The Company may undergo significant economic and/or corporate changes as a result of this process. The outcome of the reorganization process of the petrochemical industry will determine how the Company will continue its operations, including the management of its assets and liabilities.

10 As described in Notes 8 and 10 to the Quarterly Information, the Company recognized in its financial statements goodwill on the acquisition of investments based on the appreciation of fixed assets and the future profitability of the investees. These goodwill balances are being amortized in accordance with the period of return defined in the independent appraisal reports and the financial projections prepared by management. The maintenance of the goodwill balances and the current amortization criteria in the financial statements for the coming years will depend upon the realization of the projected cash flows, income and expenses used by the appraisers in determining the future profitability of the investments.

     April 30, 2003
     Braskem S.A.

11 As described in Note 2(I), in 2002 the financial position of the Company was substantially affected by the effects of the corporate reorganization. Accordingly, the comparison of the Quarterly Information (ITR) of Braskem S.A. at March 31, 2003 in relation to the Quarterly Information (ITR) at March 31, 2002 should consider the effects of this corporate reorganization.




     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5 "F" BA




     Marco Aurelio de Castro e Melo          Felipe Edmond Ayoub
     Partner                                 Director
     Contador CRC 1SP153070/O-3 "S" BA       Contador CRC 1SP187402/O-4 "S" BA


Braskem S.A.                          (A free translation of the original in Portuguese
                                      prepared in conformity with accounting practices
Balance Sheet at March 31             adopted in Brazil)
In thousands of reais
-------------------------------------------------------------------------------------------


                                                                                     Parent
                                                                                    company
                                                       ------------------------------------
Assets                                                           3.31.2003       12.31.2002
                                                             -------------   --------------
Current assets
   Cash and banks                                                   56,088           28,691
   Financial investments                                               440              388
   Marketable securities                                               112            6,848
   Trade accounts receivable                                     1,096,930          387,429
   Taxes recoverable                                               467,123          135,519
   Inventories                                                     920,043          374,020
   Securities receivable                                            15,901           17,812
   Dividends and interest on own capital                            25,466           13,553
   Other receivables                                                41,523            7,723
   Prepaid expenses                                                 51,915           30,435
                                                            --------------   --------------

                                                                 2,675,541        1,002,418
                                                            --------------   --------------

Long-term receivables
   Trade accounts receivable                                        47,778            3,443
   Related companies                                               957,527          575,746
   Securities receivable                                           353,101           86,668
   Marketable securities                                            51,727               42
   Judicial deposits and compulsory loans                          109,199           98,752
   Deferred income tax                                             144,759          136,319
   Taxes and social contributions recoverable                      589,121           69,977
   Inventories                                                      59,833           33,730
   Other receivables                                                   734              741
                                                            --------------   --------------

                                                                 2,311,779        1,005,418

                                                            --------------   --------------

Permanent assets
   Investments
      Subsidiaries and jointly-controlled entities               4,479,544        5,975,122
      Associated companies                                          26,091           21,771
      Other investments                                             14,200           11,574
   Property, plant and equipment                                 3,582,996        2,201,346
   Deferred charges                                              1,675,687          355,799
                                                            --------------   --------------

                                                                 9,778,518        8,565,612
                                                            --------------   --------------

Total assets                                                    14,765,838       10,573,448
                                                            ==============   ==============


                                       6


Braskem S.A.

Balance Sheet at December 31
In thousands of reais                                                           (continued)
-------------------------------------------------------------------------------------------


                                                                                     Parent
                                                                                    company
                                                       ------------------------------------
Liabilities and shareholders' equity                             3.31.2003       12.31.2002
                                                             -------------   --------------

Current liabilities
   Suppliers                                                     1,884,272          828,809
   Financing                                                     2,364,438          930,850
   Debentures                                                       14,262           32,049
   Salaries and payroll charges                                     31,838           11,145
   Taxes, rates and social contributions payable                   141,524          110,608
   Dividends proposed and interest on own capital                    6,669              754
   Advances for purchase of credit rights                          116,298
   Advances from customers                                         306,604           51,056
   Related companies                                               430,852            5,847
   Other payables                                                   95,982           37,668
                                                            --------------    -------------

                                                                 5,392,739        2,008,586
                                                            --------------    -------------

Long-term liabilities
   Suppliers                                                        87,247           72,401
   Financing                                                     2,489,096        2,000,536
   Debentures                                                    1,244,289        1,329,138
   Related companies                                             2,285,597        2,370,911
   Deferred income tax
   Taxes and contributions payable                                 431,878           86,370
   Provision for losses in investees                               777,387          790,104
   Other payables                                                   43,764           43,765
                                                             -------------    -------------

                                                                 7,369,406        6,693,225
                                                             -------------    -------------

Deferred income
   Negative goodwill on the investments in
       Subsidiary companies

Minority interest

Shareholders' equity
   Capital                                                       1,845,436        1,845,399
   Capital reserves                                                720,248          717,821
   Revenue reserve
   Retained earnings (accumulated deficit)                        (561,991)        (691,583)
                                                             -------------    -------------

                                                                 2,003,693        1,871,637
                                                             -------------    -------------

Total liabilities and shareholders' equity                      14,765,838       10,573,448
                                                            =============== ===============


The accompanying notes are an integral part of these financial statements.


Braskem S.A.
                                                            (A free translation of the original in Portuguese
Statement of Operations                                     prepared in conformity with accounting practices
Years Ended December 31                                     adopted in Brazil)
in thousands of reais, except amounts per thousand shares
-------------------------------------------------------------------------------------------


                                                                                     Parent
                                                                                    company
                                                       ------------------------------------
                                                                 3.31.2003       12.31.2002
                                                             -------------   --------------
Gross sales
   Domestic market                                               2,051,691          726,666
   Foreign market                                                  325,615           35,441
   Taxes, freights and return on sales                            (492,482)        (176,578)
                                                             -------------   --------------

Net sales revenue                                                1,884,824          585,529
Cost of sales and services rendered                             (1,568,852)        (506,827)
                                                             -------------   --------------

Gross profit                                                       315,972           78,702
                                                             -------------   --------------

Operating expenses (income)
   Selling                                                          (9,951)         (14,585)
   General and administrative                                      (42,918)         (19,003)
   Investment in subsidiary and associated companies
      Equity in the results                                         49,174            5,078
      Amortization of goodwill, net                                (60,592)         (30,138)
      Exchange variation                                            37,581               54
      Provision for losses in subsidiaries                          10,455
      Other                                                         37,794
   Depreciation and amortization                                   (49,282)          (9,928)
   Financial expenses                                             (145,411)         (89,303)
   Financial income                                                 21,794           15,438
   Other operating income, net                                     (14,678)          48,600
                                                             -------------   --------------

                                                                  (166,034)         (93,787)
                                                             -------------   --------------

Operating income (loss)                                            149,938         (15,085)
Non-operating expenses, net                                           (773)        (47,199)
                                                             -------------   --------------

Income (Loss) before income tax and
   Social contribution                                             149,165         (62,284)
Income tax and social contribution                                 (19,583)         (2,913)
                                                             -------------   --------------

Income (Loss) before minority interest                             129,582         (65,197)
Deferred income tax                                                                 19,567
                                                             -------------   --------------

Income (Loss) for the period                                       129,582         (45,630)
                                                             =============   ==============

Income (Loss) per thousand shares
   at the end of the period-- whole R$                             0.03873        (0.02626)
                                                             =============   ==============


The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Quarterly Information
at March 31, 2003
All amounts in reais unless otherwise indicated
-------------------------------------------------------------------------------

1        Operations

(a) Braskem S.A. ("Braskem" or "the Company") is the new corporate name of COPENE Petroquimica do Nordeste S.A., as approved at the Extraordinary General Meeting of shareholders held on August 16, 2002. Braskem is a first and second generation petrochemical company, whose corporate objective is the manufacturing, trade, importing and exporting of chemical and petrochemical products and fuels, as well as the production and supply of steam, water, compressed air and electric power to the companies in the Camacari Petrochemical Complex in Bahia, Brazil, and the rendering of services to those companies. The Company also maintains investments in other companies, either as partner or shareholder.

(b) At March 31, 2003, the Company had negative working capital in the amount of R$ 2,717,198 thousand (R$ 1,996,987 thousand - consolidated). The consolidated balance sheet includes R$ 2,193,660 thousand related to advances on export contracts and advances from foreign customers, of Braskem and its subsidiaries, that will be amortized with future exports. Approximately 70% of these loans are indexed to the U.S. dollar exchange rate, which closed at R$ 3.3531 on March 31, 2003. To reduce the demand for working capital, the Company's management and its subsidiaries depend on: 1) operating cash generation, which exceeded R$ 2.4 billion during the period from April 2002 to March 2003; 2) the extension of the payment dates of its main supplier obligations; 3) new funding backed by export flows; and 4) the extension of the maturity of loans through new long-term borrowings, including transactions in the negotiation phase which amount to approximately R$ 512 million.

(c)       Formation of Braskem

          The Company announced on July 29, 2002, that the Board of Directors, by unanimous deliberation, had called an Extraordinary General Meeting, which was held on August 16, 2002, and approved: (i) the merger of the petrochemical and chemical assets belonging to the Odebrecht and Mariani Groups (the "Odebrecht/Mariani Assets"), comprising OPP Produtos Petroquimicos S.A. ("OPP PP") and 52114 Participacoes S.A. ("52114"). 52114 is a holding company which has a single investment of 92.29% of the total capital of Nitrocarbono S.A.;
          (ii) the change of the name of COPENE Petroquimica do Nordeste S.A. to Braskem S.A.; and (iii) the modification of the by-laws to grant tag-along rights to all common and preferred shareholders upon an eventual sale of the control of the Company.

-------------------------------------------------------------------------------
                                       9

Braskem S.A.

Quarterly Information
at March 31, 2003
All amounts in reais unless otherwise indicated
-------------------------------------------------------------------------------


After the mergers were approved by the Extraordinary General Meeting mentioned above, the Company's paid-in capital increased from R$ 1,201,590 thousand to R$ 1,845,399 thousand, through the issue of 579,397,986 new common shares and 1,026,498,803 new class "A" preferred shares.

The net assets of the merged companies OPP PP and 52114, in accordance with the appraisal reports as of May 31, 2002, are presented as follows:


                                                                       In thousands of reais
                                                           ---------------------------------
                                                                 OPP PP                52114
                                                           ------------         ------------
Assets
   Current                                                          393
   Long-term receivables                                         60,207
   Permanent
      Investment                                              5,193,854               60,914
                                                           ------------         ------------

                                                              5,254,454               60,914
                                                           ============         ============

Less:

Liabilities
   Current                                                       22,759
   Long-term liabilities                                      4,648,800
                                                           ------------         ------------

Merged net assets                                               582,895               60,914
                                                           ============         ============

Net assets variation between May 31 and August 16, 2002        (349,668)              (7,622)
                                                           ============         ============


According to the Merger and Justification Protocol, the effects of the shareholders' equity variation between the date of the appraisal report, May 31, 2002, and the date of the
Extraordinary General Meeting, August, 16, 2002, were recorded in the Company's results of operations, in the amount of R$ 357,290 thousand.





-------------------------------------------------------------------------------
                                       10

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     ---------------------------------------------------------------------------

     The balance sheets of the investees included the following amounts of goodwill in investments:

     . In OPP PP, R$ 1,935,406 thousand, which is directly related to future profitability and the appreciation of the fixed assets of the indirect subsidiaries of OPP Quimica and Trikem, as defined in appraisal reports issued by independent experts.


     . In 52114, R$ 56,611 thousand directly related to the appreciation of the fixed assets of the subsidiary Nitrocarbono S.A.

     As prescribed in the Merger and Justification Protocol, these mergers were carried out through the exchange of shares of the Odebrecht/Mariani Assets for new shares issued by the Company, based on the reports of economic appraisals of the companies involved, prepared by an investment bank.

     As required by law, the market concentration notice relating to the change in control of Braskem was filed on a timely basis with the antitrust authorities. In July 2002, the Secretariat for Monitoring of Economic Activities (SEAE) of the Finance Ministry issued a favorable opinion. The opinion of the Secretariat of Economic Law (SDE) of the Ministry of Justice is pending and will be sent to the Administrative Economic Defense Council
     (CADE) for analysis.

(d)  Mergers in March 2003

     The Extraordinary General Meeting, held on March 31, 2003, approved the merger into the Company of the spun-off portion of Odebrecht Quimica, relating to the interest in OPP Quimica S.A. ("OPP Quimica"). The merger into the Company of OPP Quimica, Nitrocarbono S.A. ("Nitrocarbono") and Economico S.A. Empreendimentos ("ESAE") was also approved. These mergers were made based on appraisal reports of their book value, issued by independent experts, and prepared based on the December 31, 2002 financial statements, which resulted in the lack of goodwill or negative goodwill on these mergers.


     ------------------------------------------------------------------------
                                       11

Braskem S.A.

Quarterly Information
at March 31, 2003
All amounts in reais unless otherwise indicated
-------------------------------------------------------------------------------


At December 31, 2002, the appraisal reports of the merged companies, issued by independent experts, were presented as follows:

                                                                                       In thousands of reais
                                                 ------------------------------------------------------------
                                                        OPP Quimica        Nitrocarbono                 ESAE
                                                --------------------  ----------------- --------------------

Current assets                                            1,053,112              91,078                    5
Long-term receivables                                     2,211,963              13,060
Permanent assets
   Investments                                              733,479               1,988              150,707
   Property, plant and equipment                            689,057              55,103
   Deferred assets                                          133,609               4,353
Current liabilities                                      (1,901,708)            (91,342)                  (8)
Long-term liabilities                                    (2,565,239)            (73,636)                (347)
                                                --------------------  ----------------- --------------------

Merged net assets                                           354,273                 604              150,357
Elimination from incorporation, recorded
   against investment in Braskem                           (354,273)               (567)            (150,357)
                                                --------------------  ----------------- --------------------

Minority interest of the
   merged company, used as
   capital increase in Braskem                                                       37
                                                ====================  ================= ====================


At the time of the mergers, the Company held 100% of the capital of OPP Quimica and ESAE and 93.83% of Nitrocarbono.

As prescribed in the Merger and Justification Protocols, approved by the respective Shareholders' Meetings of the merging and the merged companies, all the net assets variations of the merged companies, as from January 1, 2003, were transferred to Braskem. Accordingly, in each line of the statement of operations of Braskem in 2003, the amounts of OPP Quimica, Nitrocarbono and ESAE are presented. To facilitate the comparison of the statements of operations between the 1st quarters of 2002 and 2003, the results of the merged companies for these periods are presented below.



-------------------------------------------------------------------------------

Braskem S.A.

Quarterly Information
at March 31, 2003
All amounts in reais unless otherwise indicated
-------------------------------------------------------------------------------


Statement of operations of the merged companies
(Quarter ended March 31)

                                                           In thousands of reais
                                                    ----------------------------
                                                                     OPP Quimica
                                                    ----------------------------

                                                             2003           2002
                                                    ------------- --------------
Statement of operations
   Gross sales
   Local market                                           713,019        451,176
   Foreign market                                         150,012        149,739
   Taxes, freights and returns on sales                  (169,446)      (128,407)
   Cost of products and services                         (487,483)      (397,497)
                                                    ------------- --------------

   Gross profit                                           206,102         75,011
                                                    ------------- --------------

   Operating income (expenses), net                       (45,788)      (167,019)
   Non-operating income (expenses), net                      (894)        (6,947)
                                                    ------------- --------------

   Income (loss) before taxation                          159,420        (98,955)

   Income tax                                             (34,276)            74
                                                    ------------- --------------

Net income (loss) for the period                          125,144        (98,881)
                                                    ============= ==============


Statement of operations of the merged companies (continued)
(Quarter ended March 31)


                                                                                       In thousands of reais
                                                    ---------------------------------------------------------
                                                                   Nitrocarbono                         ESAE
                                                    ---------------------------- ----------------------------

                                                            2003           2002          2003           2002
                                                    ------------- -------------- ------------- --------------

Statement of operations
   Gross sales
   Local market                                           73,848         47,511
   Foreign market                                          7,491          5,834
   Taxes, freights and returns on sales                  (10,121)        (7,467)
   Cost of products and services                         (67,925)       (44,996)
                                                    ------------- -------------- ------------- --------------

   Gross profit                                            3,293            882
                                                    ------------- -------------- ------------- --------------

   Operating income (expenses), net                       (7,070)        (3,687)        7,835          2,338
                                                    ------------- -------------- ------------- --------------

   Income (loss) before social contribution and
       income tax and interests                           (3,777)        (2,805)        7,835          2,338
                                                    ------------- -------------- ------------- --------------
   Net income (loss) for the period                       (3,777)        (2,805)        7,835          2,338
                                                    ============= ============== ============= ==============


-------------------------------------------------------------------------------
                                       13

Braskem S.A.

Quarterly Information
at March 31, 2003
All amounts in reais unless otherwise indicated
-------------------------------------------------------------------------------

     The same General Meeting approved the Company's capital increase by R$ 37 thousand, which was subscribed and paid-up through the transfer of the shareholders' equity of Nitrocarbono, less the interest in the investee held by the Company. 67,698 preferred class "A" shares were issued, and the capital increased to R$ 1,845,436 thousand. The shares which were not issued to the withdrawing shareholders of Nitrocarbono, will be sold in stock exchanges, as decided at the General Meeting.

     The Extraordinary General Meeting of the subsidiary Odequi approved, on March 31, 2003, a capital increase. This increase was subscribed by the Company with the contribution of its shares of Trikem and OPE Investimentos. These shares were included in the Company's net assets as from the merger of OPP Quimica on this same date.

     All these corporate reorganization events are part of a broader restructuring cycle, which will include other companies. From this corporate restructuring process, cost and tax reductions from the operating and tax synergies are expected with a present value equivalent to US$ 317 million (unaudited) - approximately R$ 1,062,933 thousand at March 31, 2003
     - which will be positive for the Company's future results.

     The Company and its subsidiaries may be affected, at the economic and/or corporate levels, by the conclusion of this restructuring process.

(e)  Corporate Governance

     Braskem was created according to the most modern corporate governance practices, following principles that value transparency and respect for shareholders and creating conditions for the development and maintenance of a long-term relationship with its investors.

     This commitment is ratified by the Company's New By-laws, which, for example, grant to all shareholders (common and preferred class "A" and "B") the right to participate under the same terms and conditions in an eventual sale of the control over the Company, and establish a permanent Fiscal Council, for which minority shareholders are entitled to elect one member and his alternate.

     These principles are also present in the New Braskem Code of Conduct and the Policies for Disclosure of Information to the Market and Negotiation of Shares.

     --------------------------------------------------------------------------
                                       14

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

     As a result of this effort, on February 13, 2003, Braskem enrolled in Level 1 of Differentiated Corporate Governance of the Sao Paulo Stock Exchange (BOVESPA), which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings (25% of free-float). Upon enrollment in Level 1, Braskem assumed the commitment of enrolling in Level 2 of BOVESPA in up to two years.


2    Financial Statements and Significant Accounting Practices

I Financial statements prepared in accordance with Brazilian corporate legislation

     In the comparative evaluation of the Quarterly Information (ITR) at March 31, 2003 in relation to the quarterly information of the prior year and at December 31, 2002, the following main aspects shall be considered:

     Main aspects                                                     Note
     --------------------------------------------------------------   ----------

     Merger of OPP PP and 52114, with a base date of May 31, 2002     Note 1(c)
     Merger of OPP Quimica, Nitrocarbono and ESAE                     Note 1(d)

     The Quarterly Information (ITR) was prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the standards and procedures determined by the Brazilian Securities Commission
     (CVM), summarized as follows:

(a)  Use of estimates

     In the preparation of the quarterly information, it is necessary to use estimates to record certain assets, liabilities and other transactions. The accounting information includes, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, goodwill amortization, provisions for contingencies, income tax and other similar provisions.

(b)  Determination of results of operations

     Results of operations are determined on the accrual basis of accounting. The provision for income tax and Value Added Tax on Sales and Services
     (ICMS) expenses are recorded gross of the tax incentive amounts, with the amounts related to tax exemption and reduction recorded in capital reserves.


     --------------------------------------------------------------------------

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

     The freight expenses for the 1st quarter of 2003, in the amount of R$ 33,060 thousand, are recorded as "Deductions from sales", based on the fact that these expenses are included in the billed amount but passed on directly to the freight companies. In the 1st quarter of 2002, the freight expenses, in the amount of R$ 6,763 thousand, are recorded as "Selling expenses".

     The Company has recognized in results for the year the market value of the derivative contracts, and recorded asset or liability accounts for the contracts with positive or negative market values, respectively (Note 19(b)). At March 31, 2003, the net market value of the contracts is negative R$ 5,204 thousand (negative R$ 32,596 thousand at March 31, 2002).

     The sales transactions between the Company and the merged companies (Note 1(d)), between January 1 and March 31, 2003, were properly excluded, and the taxes resulting from these sales, in the amount of R$ 24,191 thousand, were reclassified as "Other operating expenses".

(c)  Current assets and long-term receivables

     Financial investments and marketable securities are shown at cost, including accrued income up to the balance sheet date, and adjusted by a provision for loss, when applicable.

     Inventories are stated at average purchase or production cost, which is lower than replacement cost or realizable value. Imports in transit are stated at the accumulated cost of each import.

     The allowance for doubtful accounts is set up in an amount considered sufficient by management to cover possible losses on the realization of the receivables, based on the Company's loss experience, and includes the entire amount of accounts in litigation.

     Considering the requirements of CVM Deliberations 273 and 371, the deferred income tax is stated at its fair value of realization, which is expected to occur as described in Note 14(a).

     The other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

     --------------------------------------------------------------------------
                                       16

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

(d)  Permanent assets

     These assets are stated at cost including restatements through December 31, 1995 and take the following into consideration:

     . Investments in subsidiary, jointly-controlled and associated companies are accounted for on the equity method, plus unamortized goodwill (less negative goodwill). Goodwill is based on the appreciation of assets and future profitability of investments and is amortized as described in Note 8. Other investments are evaluated at the cost of acquisition.

     . Property, plant and equipment are shown at cost and, as from 1997, include capitalized interest incurred during the expansion of production capacity of the plants.

     . Depreciation of property, plant and equipment is recorded on the straight-line method at the rates mentioned in Note 9.

     . Amortization of deferred charges is recorded over a period of 10 years, as from the time benefits begin to accrue.

(e)  Current and long-term liabilities

     These liabilities are stated at known or estimated amounts, including accrued charges and monetary or exchange corrections, when applicable. The provision for loss in subsidiaries is recorded based on the capital deficiency (excess of liabilities over assets) of these companies. It is recorded as a long-term liability, as a contra-entry to equity in the earnings.




     --------------------------------------------------------------------------
                                       17

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

II   Consolidated financial statements

(a) The consolidated financial statements were prepared in accordance with Brazilian Corporate Legislation, accounting practices adopted in Brazil and CVM instructions, and include the financial statements of the Company and its subsidiaries and jointly-controlled subsidiaries in which it has direct or indirect share control, as shown below:

                                                                                                    Interest in total capital (%)
                                                                                               ----------------------------------
                                                                           Head office
                                                                           (country)            Mar 2003    Dec 2002   Mar 2002
                                                                           -----------------  ----------- ----------- ----------

Subsidiary companies
   COPENE COPENE MONOMEROS Especiais S.A. ("MONOMEROS")                    Brazil                  87.24       87.24      87.24
   TEGAL Terminal de Gases Ltda. ("TEGAL") (i)                             Brazil                  84.36       82.00      82.00
   CPN Incorporated Ltd. ("CPN Inc.")                                      Cayman Islands         100.00      100.00     100.00
   CPN Distribuidora de Combustiveis Ltda. ("CPN Distribuidora")           Brazil                 100.00      100.00     100.00
   Copene Participacoes S.A.  ("Copene Participacoes")                     Brazil                 100.00       43.69      43.69
   Economico S.A. Empreendimentos ("ESAE") (ii)                            Brazil                             100.00     100.00
   Proppet Overseas Ltd. ("Proppet Overseas")                              Bahamas                100.00      100.00     100.00
   Nitrocarbono S.A. ("Nitrocarbono") (ii)                                 Brazil                              92.29
   Odequi Investments Ltd. ("OIL")                                         Bahamas                100.00      100.00
   Odequi Overseas Inc. ("OVERSEAS")                                       Cayman Islands         100.00      100.00
   Odebrecht Quimica S.A. ("ODEQUI")  (iii)                                Brazil                  97.21       98.39
   Trikem S.A. ("Trikem") (viii)                                           Brazil                   1.77        5.18
   OPP Finance Ltd. ("OPP Finance")                                        Cayman Islands         100.00
   OQPA Administracao e Participacoes Ltda. ("OQPA")                       Brazil                 100.00
   CPP - Companhia Petroquimica Paulista ("CPP")                           Brazil                  90.71
   Lantana Trading Company Inc. ("Lantana")                                Bahamas                100.00
   Investimentos Petroquimicos Ltda. ("IPL")                               Brazil                 100.00
   PSA Trading AVV ("PSA Trading")                                         Aruba                  100.00


Jointly-controlled entities (iv)
   CETREL S.A. - Empresa de Protecao Ambiental ("CETREL")  (v)             Brazil                  21.08       17.67      18.46
   Codeverde Companhia de Desenvolvimento Rio Verde ("CODEVERDE")          Brazil                  35.42       35.42      35.39
   NORCELL S.A. ("NORCELL")                                                Brazil                  86.15       86.15      88.42
   COPESUL - Companhia Petroquimica do Sul ("COPESUL") (vi)                Brazil                  23.67       20.67




------------------------------------------------------------------------------
                                       18

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

     The indirect holdings included in the consolidation are as follows:

                                                                                                          Interest in
                                                                                                      total capital (%)
                                                                                     -----------------------------------
                                                                  Head office
                                                                  (country)            Mar 2003    Dec 2002    Mar 2002
                                                                  ------------------ ----------- ----------- -----------
Direct subsidiary of ODEQUI
    OPP Quimica (ii)                                              Brazil                             100.00
    OPE Investimentos S.A. ("OPE Investimentos") (vii)            Brazil                  89.41
    Trikem                                                        Brazil                  41.51

Direct and indirect subsidiaries of OPP Quimica
    Trikem                                                        Brazil                              38.09
    OPP Finance                                                   Cayman Islands                     100.00
    OQPA                                                          Brazil                             100.00
    CPP                                                           Brazil                              90.71
    OPP Resinas S.A. ("OPP Resinas")                              Brazil                             100.00
    Lantana                                                       Bahamas                            100.00
    OPE Investimentos                                             Brazil                              89.41
    IPL                                                           Brazil                             100.00
    PSA AVV                                                       Aruba                              100.00

Direct subsidiaries of Trikem S.A.
    Companhia Alagoas Industrial - CINAL ("CINAL")                Brazil                  47.06       47.06
    CPC Cayman Ltd. ("CPC Cayman")                                Cayman Islands         100.00      100.00
    TRK Brasil Trust S.A. ("TRK")                                 Brazil                 100.00      100.00
    Odebrecht Mineracao e Metalurgia Ltda. ("OMML")               Brazil                 100.00      100.00

Direct and indirect subsidiaries of Copene Participacoes S.A.
    Polialden Petroquimica S.A. ("Polialden")                     Brazil                  42.64       42.64       42.64
    Politeno Industria e Comercio S.A. ("Politeno") (iv)          Brazil                  34.66       34.66       30.99

Direct subsidiary of COPESUL - Companhia Petroquimica do Sul
    COPESUL - International Trading Inc.                          Bahamas                100.00      100.00

Direct subsidiary of Norcell S.A.
    COPENER Florestal Ltda.                                       Brazil                 100.00      100.00      100.00


(i) In the consolidated, the participation in the capital of Tegal, including the participation in Trikem, is 90.79%.

(ii)   Companies merged on March 31, 2003 (Note 1 (d)).

(iii) In the consolidated, the total participation in the capital of ODEQUI, through the subsidiary OVERSEAS, is 100%.

(iv) The investments were proportionally consolidated, as described in CVM Instruction 247/96.

(v) In the consolidated, the participation in the capital of CETREL, including the participation of subsidiaries Trikem and Polialden, is 36.02%.

(vi) In the consolidated, the participation in the capital of Copesul, including the participation of subsidiary OPE Investimentos, is 29.46%.

(vii) In the consolidated, the participation in the capital of OPE Investimentos, including the participation of subsidiary OVERSEAS, is 100%.

(viii) In the consolidated, the participation in the capital of Trikem, including the participation of subsidiary Odequi, is 43.28%.

------------------------------------------------------------------------------
                                       19

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------


(b) In the consolidated financial statements, the investments in subsidiaries and the equity in the results of subsidiaries, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies, were eliminated. Minority interest in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheet and statement of operations, respectively.

(c) For a better presentation of the consolidated financial statements, the cross-holdings between the companies of the group were reclassified as treasury stock. These holdings arose from the corporate restructuring described in Note 1(c). The reconciliation between the parent company and consolidated shareholders' equity as of March 31, 2003 and the net income for the year then ended is as follows:


                                                                                        In thousands of reais
                                                                           -----------------------------------

                                                                             Shareholder's     Net income for
                                                                                    equity        the Quarter
                                                                           ----------------  -----------------
Parent company                                                                   2,003,693            129,582
   Cross-holdings classified as treasury stock                                     (13,110)
   Exclusion of the gain on sale of OPE Investimentos                              (35,729)             1,032
                                                                           ----------------  -----------------

Consolidated                                                                     1,954,854            130,614
                                                                           ================  =================





     -------------------------------------------------------------------------
                                       20

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

3    Trade Accounts Receivable

                                                                                       In thousands of reais
                                                                       -------------------------------------

                                                                                Mar 2003            Dec 2002
                                                                       ------------------  -----------------
Customers
   Local market                                                                  947,148             373,074
   Foreign market                                                                415,804             216,004
Vendor                                                                           (28,592)            (53,989)
Advances on foreign deliveries                                                  (131,855)           (143,443)
Allowance for doubtful accounts                                                  (57,797)               (774)
                                                                       ------------------  -----------------

                                                                               1,144,708             390,872
Long-term receivables                                                            (47,778)             (3,443)
                                                                       ------------------  -----------------

Current assets                                                                 1,096,930             387,429
                                                                       ==================  =================


     The Company has been adopting an additional policy of liquidating domestic trade accounts, which consists mainly of the sale of its receivables to a securitization company which, with funds obtained through the placement of debentures, pays the Company in less time than the normal maturity of these customer receivables.

     On June 6, 2002, OPP Quimica S.A. obtained funds from Multichem Trust S.A. ("Multichem") in the amount of R$ R$ 124,250 thousand, defined in an assignment contract as an advance for assignment of credit rights arising from future sales to Borealis OPP S.A. This transaction is directly related to the current placement of Multichem's debentures, which is being coordinated by UNIBANCO -- UNIAO DE BANCOS BRASILEIROS S.A. ("UNIBANCO"). The advance falls due on October 1, 2006 and is recorded in Advances for purchase of credit rights. During the 1st quarter of 2003, the amortization of this instrument began.

     Beginning with the measures adopted by the Argentine monetary authorities, which permit the remittance of money abroad to pay commitments of local importers, the Company and the customers have established timetables for liquidating the overdue and falling due receivables, as well as for the resumption of sales, which had been paralyzed upon the aggravation of the crisis in that country. This agreement has been followed, which strengthens the conviction of the Company's management that there shall be no significant losses on these receivables besides those already included in the allowance for doubtful accounts. Currently, the shipments to customers in Argentina are being made after prepayments and upon receipt of the installments agreed in relation to the outstanding receivables.

----------------------------------------------------------------------------
                                       21

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

     The allowance for doubtful accounts was set up at an amount considered sufficient to cover possible losses on the realization of accounts receivable and includes the entire amount of credits in litigation.


4    Inventories

                                                                                         In thousands of reais
                                                                        --------------------------------------
                                                                                 Mar 2003          Dec 2002
                                                                        ------------------ --------------------

Finished goods                                                                    239,618            99,297
Work in process                                                                    23,266             7,973
Raw material, production inputs and packaging                                     164,179            99,373
Storeroom and maintenance materials (*)                                           120,060            54,333
Advances to suppliers                                                             259,853            80,750
Imports in transit and others                                                     172,900            66,024
                                                                        ------------------ --------------------

Total                                                                             979,876           407,750
Long-term receivables                                                             (59,833)          (33,730)
                                                                        ------------------ --------------------

Current assets                                                                    920,043           374,020
                                                                        ================== ====================

(*) Based on its turnover, part of the maintenance materials inventory was reclassified to long-term.

     The Company performed a study of part of their storeroom inventory to define the effective utility of these items. The final result of this study indicated that some of these items were obsolete. Therefore, at December 31, 2002, a provision for losses on maintenance inventories in the amount of R$ 6,594 thousand was recorded.

     Advances to suppliers and expenditures for imports in transit are mainly related to the acquisition of petrochemical naphtha, which is the main raw material of the Company.




     --------------------------------------------------------------------------
                                       22

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------


5    Related Companies

                                                                                       In thousands of reais
                                                   ----------------------------------------------------------
                                                                                                    Balances
                                                   ----------------------------------------------------------

                                                                Current assets         Long-term receivables
                                                   ---------------------------- -----------------------------

                                                          Trade
                                                       accounts          Notes          Notes        Related
                                                     receivable     receivable     receivable        parties
                                                   ------------- -------------- -------------- --------------

Subsidiaries
   COPENE MONOMEROS                                       6,914
   Tegal                                                                                                 159
   CPN Inc.                                             129,751                                      581,550
   Lantana                                               68,780                                       17,545
   Proppet Overseas                                                                                    3,247
   ODEQUI                                                                                            316,007
   Polialden                                             17,169
   Trikem                                                37,232         15,714         80,926
   OQPA                                                                               272,175

Jointly-controlled companies
   CETREL                                                     7
   Politeno                                              43,993
   COPESUL                                                9,844

Affiliate
   Borealis OPP S.A.                                                       187

Interrelated companies
   Petrobras Petroleo Brasileiro S.A.                                                                 25,388
   Other                                                                                               5,011
                                                   ------------- -------------- -------------- --------------

At March 31, 2003                                       313,690         15,901        353,101        948,907
                                                   ============= ============== ============== ==============

At December 31, 2002                                    351,403         17,812         86,668        575,747
                                                   ============= ============== ============== ==============



     --------------------------------------------------------------------------
                                       23

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

Related Parties (continued)

                                                                                        In thousands of reais
                                                   -----------------------------------------------------------
                                                                                                     Balances
                                                   -----------------------------------------------------------

                                                      Current liabilities               Long-term liabilities
                                                   ----------------------- -----------------------------------

                                                                    Notes                   Notes     Related
                                                      Suppliers   payable     Suppliers   payable     parties
                                                   ----------------------- ----------------------- -----------

Subsidiaries
   COPENE MONOMEROS                                                                                     61,574
   CPN Distribuidora                                                                                       986
   Copene Participacoes                                                                                    393
   ODEQUI                                                         429,022               1,005,420
   Polialden                                                290                                        283,964
   Trikem                                                                                              852,352
   OQPA                                                                                                  5,200
   OPE Investimentos                                                                                    68,295

Jointly-controlled companies
   CETREL                                                   315
   COPESUL                                              658,884

Interrelated companies
   Petrobras Petroleo Brasileiro S.A.                   650,710                  50,630
   Petrobras Distribuidora S.A.                          10,819                  32,032
   COPENER - Copene Energetica S.A.                                 1,830                                6,844
   Other                                                                                                   569
                                                   ----------------------- -------------- --------- -----------

At March 31, 2003                                     1,321,018   430,852        82,662   1,005,420  1,280,177
                                                   ============= ========== ============= ========== ===========

At December 31, 2002                                     88,196     5,847        72,401              2,370,911
                                                   ============= ========== ============== ========= ===========

The balance of notes payable to ODEQUI, in the amount of R$ 1,434,442 thousand, comprising R$ 429,022 thousand in current liabilities and R$ 1,005,420 thousand in long-term liabilities, will be settled according to the schedule defined between the parties.


     --------------------------------------------------------------------------
                                       24

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------


Related Parties (continued)

                                                                                      In thousands of reais
                                                                          ----------------------------------
                                                                                               Transactions
                                                                          ----------------------------------

                                                                                              Utilities and
                                                                               Products        raw material
                                                                                 sales/          purchases/
                                                                               revenues            expenses
                                                                          --------------  ------------------

Subsidiaries
   COPENE MONOMEROS                                                              16,371
   CPN Inc.                                                                     158,171               1,655
   Lantana                                                                       44,191
   Proppet Overseas                                                                 194
   Polialden                                                                     52,332              11,967
   Trikem                                                                       130,265                 904

Jointly-controlled companies
   CETREL                                                                            22
   Politeno                                                                     176,090
   COPESUL                                                                       23,675             504,114

Interrelated companies
   Petrobras Petroleo Brasileiro S.A.                                                               909,396
   Petrobras Distribuidora S.A.                                                                      72,373
                                                                          --------------  ------------------

At March 31, 2003                                                               601,311           1,500,409
                                                                          ==============  ==================

At March 31, 2002                                                               514,431             361,367
                                                                          ==============  ==================

"Trade accounts receivable" and "Suppliers" include the balances resulting from transactions with related companies, arising, mainly, from sales and purchases of goods and services, carried out under price and time conditions equivalent to the averages practiced with third parties, taking into consideration the following aspects:


* The price of ethylene results from a process that shares the margin with the second generation companies of the petrochemical sector. This process consists of apportioning the gross margin in proportion to the return on investments. The prices practiced for the other products are established based on various market factors, including international ones.

* The price of naphtha, the main raw material of the Company supplied by Petrobras, is negotiated between Petrobras and the petrochemical companies, using as a reference the price practiced in the European market. The Company is also importing naphtha at a volume equivalent to 30% of its consumption. The price reference is the international market (ARA).



     --------------------------------------------------------------------------
                                       25

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

The related parties balance includes current account balances, subject to financial charges, as follows:


                                                                                      In thousands of reais
                                                                       -------------------------------------

Participating companies           Annual financial charges                      Mar 2003           Dec 2003
--------------------------------- ------------------------------------ ------------------ ------------------
Subsidiaries
       Long-term receivables
        CPN Inc.                  Exchange variation + 8.35%                     581,550            268,864
        Nitrocarbono              No financial charges                                               59,907
        OPP Quimica               100% of CDI                                                       191,601
        Lantana                   Exchange variation + 11.16% to                  17,545
                                    13.80%
        ODEQUI                    100% of CDI                                    316,007              5,462
        Trikem                    100% of CDI                                                        19,632

   Long-term liabilities
        COPENE MONOMEROS          No financial charges                            61,574             54,217
        CPN Distribuidora         No financial charges                               986                986
        OPP Quimica               100% of CDI                                                        14,575
        Polialden                 100% of CDI + additional charges
                                  of funds raised for working capital            283,964             10,032
        Trikem                    100% of CDI                                    852,352                816
        OPE Investimentos         No financial charges                            68,295


CDI -- Interbank certificate of deposit rate



     --------------------------------------------------------------------------
                                       26

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

6        Taxes Recoverable


                                                                                            In thousands of reais
                                                                            --------------------------------------

                                                                                      Mar 2003           Dec 2002
                                                                            -------------------  -----------------
 Value Added Tax on Sales and Services (ICMS) recoverable                              135,030             93,865
 Social Integration Program (PIS) -- Decree-laws 2455 and 2449/88 (Note 17 (a))         29,276              8,870
 Excise Tax (IPI) recoverable (normal operations)                                       49,283             19,246
 IPI -- inputs at zero rate (Note 13 (iii))                                            723,188
 IPI presumed credit                                                                    10,538             17,099
 Withholding income tax                                                                 48,229             16,159
 Income tax withheld on net income (Note 17 (c))                                        48,856             47,551
 Other                                                                                  11,844              2,706
                                                                            -------------------  -----------------

                                                                                     1,056,244            205,496

 Less: short term                                                                     (467,123)          (135,519)
                                                                            -------------------  -----------------

 Long-term receivables                                                                 589,121             69,977
                                                                            ===================  =================



7        Marketable Securities -- Long-term Receivables

                                                                                        In thousands of reais
                                                                       ---------------------------------------
                                                                                Mar 2003             Dec 2002
                                                                       ------------------   ------------------

   Shares of associated company held of sale                                      18,690
   Debentures which share in profits                                              28,823
   FINOR securities                                                                4,171
   Other                                                                              43                   42
                                                                       ------------------   ------------------

Total                                                                             51,727                   42
                                                                       ==================   ==================


The shares in associated company held for sale refer to 20% of the capital of Borealis OPP S.A., which remain from the sale of the control of this company.

The financial investments classified in long-term receivables are presented at their probable realization value. Debentures which share in profits arise from the securitization of trade accounts receivable, which, according to the contract of issue, will be redeemed up to the end of 2004.



     --------------------------------------------------------------------------
                                       27

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------


8    Investments

(a)  Information on the parent company's investments


                                                              Quantity of owned                 Interest in
                                                                shares or quota           total capital (%)
                                                    --------------------------------------------------------

                                                         Mar 2003      Dec 2002      Mar 2003      Dec 2002
                                                    -------------- ------------ -------------- - -----------
Subsidiaries
   COPENE MONOMEROS                                   683,393,147   683,393,147         87.24         87.24
   Tegal                                               20,384,135    19,814,247         84.36         82.00
   CPN INC                                                 95,000        95,000        100.00        100.00
   CPN Distribuidora                                      354,210       354,210        100.00        100.00
   Copene Participacoes                             8,499,997,996 3,713,338,554        100.00         43.69
   ESAE  (*)                                                      2,789,675,555                      100.00
   Proppet Overseas                                             2             2        100.00        100.00
   Nitrocarbono  (*)                                                135,607,490                       92.29
   ODEQUI                                              23,922,131    20,078,695         98.65         98.39
   OIL                                                      5,000         5,000        100.00        100.00
   OVERSEAS                                                     1             1        100.00        100.00
   Trikem                                           1,074,092,099 3,155,601,020          1.77          5.18
   PSA AVV                                                    600                      100.00
   OQPA                                               153,602,096                      100.00
   CPP                                                  4,666,298                       90.71
   IPL                                                        973                      100.00
   OPP Finance                                             50,000                      100.00


Jointly-controlled
   CETREL S.A.                                            237,100       198,718         21.08         17.67
   CODEVERDE                                            9,372,047     9,372,047         35.42         35.42
   Norcell (**)                                        62,520,972    62,520,972         86.15         86.15
   COPESUL                                          3,555,182,831 3,104,531,327         23.67         20.67

Affiliate
   Petroflex Industria e Comercio S.A.                141,597,478   141,597,478         20.12         20.12

(*)   Companies merged into Braskem on March 31, 2003 -Note 1(d).
(**)  Shareholders' equity on February 28, 2003.



     --------------------------------------------------------------------------

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------



(a)  Information on the parent company's investments (continued)

                                                                                      In thousands of reais
                                                    --------------------------------------------------------
                                                     Adjusted net income (loss)        Shareholders' equity
                                                                 for the period        (capital deficiency)
                                                    ----------------------------   ------------------------

                                                         Mar 2003      Dec 2002      Mar 2003      Dec 2002
                                                    -------------- ------------- ------------- -------------

Subsidiaries
   COPENE MONOMEROS                                         1,974        12,042       107,913       105,784
   Tegal                                                   (1,829)       (6,728)       29,895        31,724
   CPN INC                                                    260        35,345        89,239        93,761
   CPN Distribuidora                                                                    3,542         3,542
   Copene Participacoes                                    17,438        41,627       287,653       270,215
   ESAE  (*)                                                             22,736                     151,818
   Proppet Overseas                                          (358)         (492)       (3,211)       (3,006)
   Nitrocarbono  (*)                                                    (15,832)                        606
   ODEQUI                                                  (2,320)        1,053     2,345,977     1,999,215
   OIL                                                     11,381      (170,985)     (456,381)     (492,864)
   OVERSEAS                                                  (126)      146,082      (279,354)     (294,234)
   Trikem                                                 131,016      (476,720)      441,564       285,391
   PSA AVV                                                                                  2
   OQPA                                                   (19,459)                     54,153
   CPP                                                                                  5,144
   IPL                                                                                     12
   OPP Finance                                               (385)                    (38,441)


Jointly-controlled
   CETREL S.A.                                             (1,859)      (11,138)       69,882       118,806
   CODEVERDE                                                                           95,111        95,111
   Norcell (**)                                                29        (4,738)      104,802       108,381
   COPESUL                                                 15,827       (19,952)    1,015,800     1,000,771

Affiliate
   Petroflex Industria e Comercio S.A.                     22,639        29,665       131,965       144,328

(*)   Companies merged into Braskem on March 31, 2003 -Note 1(d).
(**)  Shareholders' equity on February 28, 2003.


     --------------------------------------------------------------------------
                                       29

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

(b)  Information on the direct and indirect subsidiaries' investments


                                                                   Quantity of owned             Interest in
                                                                    shares or quotas       total capital (%)
                                                      ------------------------------ ------------------------

                                                            Mar 2003        Dec 2002    Mar 2003    Dec 2002
                                                      --------------- --------------- ----------- ----------
ODEQUI
   OPP Quimica (*)                                                    27,259,498,880                  100.00
   Trikem                                             25,267,997,851                       41.51
   OPE Investimentos                                      50,169,325                       89.41

OPP Quimica
   PSA AVV                                                                       600                  100.00
   OPE Investimentos                                                      50,169,325                   89.41
   OQPA                                                                  153,602,096                  100.00
   CPP                                                                     4,666,298                   90.71
   Trikem                                                             23,186,488,930                   38.09
   IPL                                                                           973                   99.90
   OPP Fincance                                                               50,000                  100.00
   COPESUL                                                               450,651,504                    3.00

Trikem
   CPC Cayman                                                900,000         900,000      100.00      100.00
   CINAL (**)                                             80,370,717      80,370,717       47.06       47.06
   TRK                                                         2,000           2,000      100.00      100.00
   OMML                                                      147,060         147,060      100.00      100.00

ESAE (*)
   Copene Participacoes                                                4,786,659,442                   56.31

Copene Participacoes
   Polialden                                             275,160,650     275,160,650       42.64       42.64
   Politeno                                           73,015,828,580   5,253,713,595       34.66       34.66

(*)    Companies merged into Braskem on March 31, 2003 -Note 1(d).
(**)   Shareholders' equity on February 28, 2003.




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                                       30

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

(b)  Information on the direct and indirect subsidiaries' investments
     (continued)



                                                                                       In thousands of reais
                                                  -----------------------------------------------------------

                                                              Net income (loss)         Shareholders' equity
                                                                   for the year         (capital deficiency)
                                                    ------------------------------  ---------------------------
                                                        Mar 2003       Dec 2002       Mar 2003      Dec 2002
                                                  --------------- -------------- -------------- ------------

ODEQUI
   OPP Quimica (*)                                                     (136,554)                     354,273
   Trikem                                                131,016                       441,564
   OPE Investimentos                                       2,750                       130,348

OPP Quimica (*)
   PSA AVV                                                                                                 2
   OPE Investimentos                                                      4,357                      124,330
   OQPA                                                                  78,814                       73,612
   CPP                                                                                                 5,144
   Trikem                                                              (476,720)                     285,391
   IPL                                                                                                    12
   OPP Fincance                                                         (29,380)                     (40,101)
   COPESUL                                                              (19,952)                   1,000,771

Trikem
   CPC Cayman                                              2,111        (14,227)       254,701       266,165
   CINAL (**)                                                617          1,912         80,968        79,805
   TRK                                                      (326)        (1,156)        (7,826)       (7,506)
   OMML                                                     (334)        (1,208)        (7,767)       (7,433)

ESAE (*)
   Copene Participacoes                                   17,438         39,033        287,653       267,621

Copene Participacoes
   Polialden                                              20,231         33,754        400,745       377,987
   Politeno                                               22,306         45,596        459,184       433,835

(*)    Companies merged into Braskem on March 31, 2003 -Note 1(d).
(**)   Shareholders' equity on February 28, 2003.





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                                       31

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

(c)      Investment activity

                                                                                           In thousands of reais
                                                     ------------------------------------------------------------

                                                                                                        Mar 2003
                                                     ------------------------------------------------------------

                                                                Subsidiaries and jointly-controlled subsidiaries
                                                     ------------------------------------------------------------
                                                         NOVA             COPENE                             CPN
                                                         CAMACARI      MONOMEROS    Tegal  CPN Inc. Distribuidora
                                                     -------------- ------------- -------- -------- --------------

As of January 1                                          (39,439)        102,232    25,971   93,761        3,542
Additions through mergers of subsidiaries (*)                                          747
Dividends                                                                 (9,947)
Equity in income (loss)                                                    1,857    (1,499)     260
Amortization of goodwill (negative goodwill)               1,148
Exchange variation on foreign investments                                                    (4,782)
                                                     -------------- ------------- -------- -------- --------------
At the end of the period                                 (38,291)         94,142    25,219   89,239        3,542
                                                     ============== ============= ========= ======= ===============

Goodwill (negative goodwill) on investments              (38,291)              4
                                                     ============== ============= ========= ======= ===============



                                                                                           In thousands of reais
                                                     ------------------------------------------------------------

                                                                                                        Mar 2003
                                                     ------------------------------------------------------------

                                                                Subsidiaries and jointly-controlled subsidiaries
                                                     ------------------------------------------------------------

                                                                      Copene
                                                     Intercapital Participacoes   ESAE      Nitrocarbono      ODEQUI
                                                     ------------ ------------- --------- ---------------  -----------
As of January 1                                          340,982     243,272   750,445        54,525   3,854,885
Additions through mergers of subsidiaries (*)                        750,445                           1,194,098
Reduction due to merger/spin-off                                              (151,818)         (558)   (849,658)
Equity in income                                                      17,788                               2,723
Reduction of goodwill due to merger                                           (598,627)      (53,967) (1,887,770)
Amortization of goodwill (negative goodwill)              (9,932)    (21,013)
                                                     ------------------------------------------------------------

At the end of the period                                 331,050     990,492                           2,314,278
                                                     ============ =========== ============ ========== ==============

Goodwill (negative goodwill) on investments (a)          331,050     702,839
                                                     ============ =========== ============ ========== ==============

(a) Goodwill constituted in the acquisition of investments on July, 2002, based on future profitability with realization in 10 years.








     --------------------------------------------------------------------------

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

Investment activity (continued)


                                                                                          In thousands of reais
                                                   -------------------------------------------------------------

                                                                                                       Mar 2003
                                                   -------------------------------------------------------------

                                                               Subsidiaries and jointly-controlled subsidiaries
                                                   -------------------------------------------------------------
                                                        PSA           OPE
                                                      Trading  Investimentos OQPA        IPL      CPP Codeverde
                                                   ----------- ------------- -------  -------  ------ ----------

As of January 1
Additions through mergers of subsidiaries                   2      150,849   73,612       12    4,666
Decrease (increase) in provision for losses on                                                           12,793
investments
Reduction due to merger/spin-off                                  (151,954)
Equity in income (loss)                                              1,792  (19,459)
Amortization of goodwill (negative goodwill)                          (687)
                                                   ----------- ------------- -------  -------  ------ ----------

At the end of the period                                    2                54,153       12    4,666    12,793
                                                   =========== ============= =======  ========  ===== ==========

Goodwill (negative goodwill) on investments                                                              (1,500)
                                                   =========== ============= =======  ========  ===== ==========


                                                                                         In thousands of reais
                                                   ------------------------------------------------------------

                                                              Subsidiaries and jointly-controlled subsidiaries
                                                   ------------------------------------------------------------

                                                                                            Mar 2003  Dec 2002
                                                   -------------------------------------------------  ---------

                                                       TRIKEM   COPESUL  Norcell   CETREL      Total     Total
                                                   --------------------- ------- --------- --------- ----------
As of January 1                                        14,795   451,265   65,262   13,624  5,975,122 1,691,938
Additions through mergers of subsidiaries (*)       1,376,947    29,053             2,407  3,582,838 4,343,482
Goodwill recording                                                                                     318,300
Reduction due to merger/spin-off                     (147,201)                            (1,301,189) (289,838)
Reduction due to capital decrease                                                                      (43,783)
Dividends                                                                                     (9,947)  (18,216)
Equity in income (loss) (**)                           30,811    11.219       25    (350)     45.167   204,206
Decrease (increase) in provision for losses on                            25,000              37,793   (37,793)
   investments
Adjustment of equity in results due to the                                                               1,582
   expurgation of the revaluation reserve
Loss on the change in valuation criterion                                                              (38,848)
Gain (loss) in participation                                                                             4,201
Reduction of goodwill due to merger                (1,245,435)                            (3,785,799)
Amortization of goodwill (negative goodwill)          (22,807)   (7,041)             (27)    (60,359) (180,162)
Other                                                     700                                    700
Exchange variation on foreign investments                                                     (4,782)   20,053
                                                   ----------- --------- ------- --------- --------- ----------

At the end of the period                                7,810   484,496   90,287   15,654  4,479,544 5,975,122
                                                   =========== ========= ======= ========= ========= ==========

Goodwill (negative goodwill) on investments                     244,087               923  1,213,112 3,217,715
                                                   =========== ========= ======= ========= ========= ==========

(*) The additions through mergers of subsidiaries resulted from the corporate restructuring described in Note 1(d).

(**) The difference between the equity results presented in the statement of operations and the investment activity refers to the equity in the results of Borealis OPP S.A. (Note 7).





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                                       33

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------


                                                                                          In thousands of reais
                                                                                --------------------------------

                                                                                             Associated company
                                                                                --------------------------------

                                                                                                      Petroflex
                                                                                --------------------------------

                                                                                        Mar 2003       Dec 2002
                                                                                ----------------- --------------
As of January 1                                                                           21,771         16,364
Equity in income                                                                           4,553          6,339
Amortization of goodwill                                                                    (233)          (932)
                                                                                ----------------- --------------

At the end of the period                                                                  26,091         21,771
                                                                                ================= ==============

Goodwill (negative goodwill) on investments                                                 (459)        21,771
                                                                                ================= ==============

Subsidiaries with capital deficiency


                                                                                          In thousands of reais
                                            --------------------------------------------------------------------

                                                      Provision for loss on investments -- long-term liabilities
                                            --------------------------------------------------------------------

                                                                                             Mar 2003  Dec 2002
                                            ---------------------------------------------------------  ---------

                                                                                   Proppet
                                                  OIL  OPP Finance     OVERSEAS   Overseas      Total     Total
                                            ---------- ------------  ------------ ----------- ---------- -------
As of January 1                               492,864                   294,234      3,006    790,104     2,514
Addition                                                    40,101                             40,101   659,376
Increase/reversal of the provision
   From losses (earnings) of the period       (11,347)         408          126        358    (10,455)  (20,394)
   Exchange variation on shareholders'        (25,136)      (2,068)     (15,006)      (153)   (42,363)  148,608
equity
                                            ---------- ------------  ------------ ----------- ---------  ------

At the end of the period                      456,381       38,441      279,354      3,211    777,387   790,104
                                            ========== ============ ============= =========== ========= ========




    --------------------------------------------------------------------------
                                       34

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

Information on investments in operating subsidiaries and direct jointly-controlled companies included in the consolidation

(a)  Trikem

     Trikem is engaged in research, extraction and manufacture of chemical mineral products and plastics in general; production of caustic soda, chlorine and ethylene dichloride; sales of its own products and third-party products, as well as the importation and exportation of chemical products and participation in other companies. Trikem's activities are conducted at industrial plants located in Camacari, Bahia; Sao Paulo, Sao Paulo; and Maceio and Marechal Deodoro, Alagoas.

(b)  Polialden

     Polialden is engaged in manufacture, processing, sale, import and export and any other activities related to the production or sale of high-density polyethylene and other chemical and petrochemical products. Polialden operates an industrial unit in Camacari, with a capacity of 130 thousand tons/year.

(c)  COPESUL

     COPESUL is engaged in the manufacture, trade, import and export of basic petrochemical products and the production and supply of utilities, such as steam, water, compressed air, electrical energy, to the companies in the Triunfo Petrochemical Complex in the state of Rio Grande do Sul, as well as providing several services to these companies.

     With the merger of OPP PP in July 2002 (Note1(c)), the Company recognized the goodwill that OPP PP had recorded for its participation in COPESUL. This goodwill was based on the appraisal report issued by an independent expert and amounts to R$ 244,087 thousand at March 31, 2003.

(d)  Politeno

     Politeno is engaged in the manufacture, processing, direct or indirect trade, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products is ethylene, which is currently provided by Braskem.





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                                       35

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

(e)  Norcell

     Norcell is engaged in manufacture, processing and selling, including import and export, of pulp, paper and by-products, as well as the participation in other companies.

     The appraisal report issued by independent experts indicates that the recovery value of the assets of NORCELL is equivalent to the Company's investment value. Accordingly, losses are not expected from the possible realization of the investment.


9        Property, Plant and Equipment

                                                                            In thousands of reais
                                         ---------------------------------------------------------

                                                                             Mar 2003    Dec 2002
                                         --------------------------------------------- -----------
                                                                                                         Annual
                                                             Accumulated                            depreciation
                                           Restated cost    depreciation          Net         Net         rates
                                         ---------------- --------------- ------------ -----------  ------------
Land                                              13,013         (2,317)       10,696       6,211
Buildings and improvements                       371,674       (146,150)      225,524     120,932       2 to 10
Machinery, equipment and installations         4,505,895     (1,443,179)    3,062,716   1,848,559     1.3 to 20
Furniture and fixtures                            14,360        (12,122)        2,238         794            10
Information technology equipment                  27,204        (21,679)        5,525       2,924            20
Construction in progress                         241,989                      241,989     190,125
Other                                             60,398        (26,090)       34,308      31,801      Up to 20
                                         ---------------- --------------- ------------ -----------

                                               5,234,533     (1,651,537)    3,582,996   2,201,346
                                         ================ =============== ============ ===========

Construction in progress corresponds, mainly, to operating improvements to increase the useful economic lives of the industrial units.




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                                       36

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

10       Deferred Charges

                                                                                           In thousands of reais
                                                                          ---------------------------------------

                                                                                    Mar 2003            Dec 2003
                                                                          ------------------- -------------------
Costs
   Pre-operating expenses                                                            270,795             345,195
   Organization and implementation expenses                                          103,544              95,391
   Expenditures for structured operations                                            132,015              74,082
   Catalysts                                                                          14,368              16,548
   Goodwill on the acquisition of investments                                      1,226,522              51,136
   Expenditures for programmed stoppages                                             192,311             396,026
   Research and development                                                           60,262              51,170
   Other                                                                              42,503              49,305
                                                                          ------------------- -------------------

                                                                                   2,042,320           1,078,853
Accumulated amortization                                                            (366,633)           (723,054)
                                                                          ------------------- -------------------

                                                                                   1,675,687             355,799
                                                                          =================== ===================

This account mainly comprises pre-operating expenses and acquisition and development of technologies for the units that produce thermoplastic resins, expenditures for programmed stoppages for maintenance of plants and the balance of goodwill of the then subsidiary OPP Quimica, previously recognized in the investments line item of the Company and ODEQUI and transferred into deferred charges in conformity with CVM Instruction 319/99. The amortization of these expenditures is recorded over up to ten years.





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                                       37

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------


11       Debt

                                                                                     In thousands of reais
                                                                                    -----------------------

                                 Annual financial charges                             Mar 2003    Dec 2003
                                 -------------------------------------------------  ----------- -----------
Foreign currency

     Foreign notes payable       US$ exchange variation + interest from 9% to        1,290,255     530,657
     (Eurobonds)                 11.5%

     Advances on foreign         US$ exchange variation + interest from 3.8% to        388,862       7,158
     exchange contracts          15%

     Export prepayment           US$ exchange variation + interest from 1.75% to
                                 4.75%
                                 over LIBOR or fixed interest from 1.45% to          1,916,503   1,429,954
                                 10.65%

     Raw material financing      US$ exchange variation + interest from 2.63%
                                 over LIBOR or fixed interest from 3.81 to 6.50%        45,910      48,067

     Permanent assets financing  US$ exchange variation + interest from 2.88%
                                 over LIBOR or fixed interest from 2.0%                139,756      66,258

     Working capital             US$ exchange variation + interest from 8.8%            18,505

Local currency

   Working capital               Interest from 0.25% to 8.73% + indexed monetary       535,044     446,595
                                 restatement
                                 (TJLP. Selic and CDI) or fixed interest from 3%
                                 to 33.7%
   FINAME                        Fixed interest of 3.5% to 5% + indexed monetary         2,530         616
                                 restatement (TJLP)
   BNDES                         Fixed interest of 2.9% to 5% + indexed monetary
                                 restatement
                                  (TJLP, TR and UMBNDES)                               194,200     225,390

   Purchase of shares            Fixed interest of 4.0% to 4.5% + indexed
                                 monetary restatement
                                  (TJLP.IGPM)                                          297,054     176,491

   Vendor                                                                               24,915
                                                                                    ----------- -----------

                                                                                     4,853,534   2,931,186

Less: current liabilities                                                           (2,364,438)   (930,650)
                                                                                    ----------- -----------

Long-term liabilities                                                                2,489,096   2,000,536
                                                                                    =========== ===========





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                                       38

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------


The long-term amounts mature as follows:



                                                       In thousands of reais
                                      ---------------------------------------

                                               Mar 2003             Dec 2003
                                      ------------------   ------------------

2004                                            891,411              553,496
2005                                            603,043              484,287
2006                                            475,160              415,682
2007 onwards                                    519,482              547,071
                                      ------------------   ------------------

                                              2,489,096            2,000,536
                                      ==================   ==================

Loans related to the acquisition of permanent assets are backed by pledges of property, plant and equipment, shares of stock and letters of guarantee from management and shareholders. Certain working capital financing is backed by letters of credit and bank guarantees.

The debt balances mentioned below have been significantly increased at March 31, 2003 after the merger of OPP Quimica, which had material debt balances as shown in Note 1(d), which also affects the current/long-term ratio.

(a)  Foreign notes payable (Eurobonds)

     In February 1996, OPP Petroquimica (merged into OPP Quimica in December 2000 and, consequently, merged into the Company in March 2003) issued Eurobonds in the amount of US$ 125,000 thousand falling due at February 22, 2004 and bearing annual interest of 11.5% to be paid semiannually in the months of February and August in each year, commencing in August 1996. These Eurobonds granted the bondholders a put option in February 1999 and 2001.

     In October 1996, OPP Petroquimica issued Eurobonds in the amount of US$ 100,000 thousand falling due at October 29, 2004 and bearing annual interest of 11% payable semiannually in April and October of each year, commencing in April 1997. The bondholders had a put option in October 2001.

     In June 1997, Braskem issued Eurobonds in the amount of US$ 150,000 thousand falling due in ten years and bearing annual interest of 9% to be paid semiannually in the months of June and December, commencing in December 1997. These Eurobonds granted the bondholders a put option for 98.40% of the principal amount in June 2002.




    --------------------------------------------------------------------------
                                       39

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------


(b)  Prepayment of exports

     In December 2001, Braskem obtained funds in the amount of US$ 250,000 thousand for the prepayment of exports, which funds were directed to partial payment of the shares acquired in July 2001. This loan was placed in two tranches and structured by a pool of banks led by ABN AMRO Real S.A. and Citibank S.A. The first tranche, in the amount of US$ 80,000 thousand, has a settlement term up to December 2004 and is subject to interest of 3.75% per annum plus semiannual Libor, payable semiannually. The second tranche, in the amount of US$ 170,000 thousand, has a settlement term up to 2006 and is subject to interest of 4.75% per annum plus semiannual Libor, payable semiannually. Amortization of the principal is linked with Braskem's exports. The debt balance, at March 31, 2003, is R$ 853,002 thousand - US$ 254,392 thousand (December 31, 2002 -- R$ 883,490 thousand).

     In June 2000, OPP Petroquimica received an advance from a foreign customer, in the amount of US$ 75,300 thousand. In addition to the foreign exchange variation, the advance is subject to annual interest of 1.75% over semiannual LIBOR. The maximum term for shipment is December 2003, and the current debt balance is US$ 50,140 thousand - R$ 168,125 thousand (December 31, 2002 -- R$ 175,520 thousand).

     In December 2002, OPP Quimica received an advance from foreign customer, in the amount of US$ 97,200 thousand. In addition to the exchange variation, the advance is subject to annual interest of 3.75% over semiannual LIBOR. This contract is backed by a surety bond and will be paid through partial semiannual shipments from June 2003 to June 2006. The current debt balance is US$ 98,730 thousand - R$ 331,052 thousand (December 31, 2002 -- R$ 344,165 thousand).

     The Company also has other loans linked to export prepayment transactions in the amount of R$ 564,324 thousand. These transactions will be settled in several dates through February 2006.





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                                       40

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

c)   FINAME and BNDES

     Local currency fixed capital loans refer to various operations related to the expansion of the production capacity (including polyester - Proppet), environmental projects, operation control centers, laboratory and waste treatment station. The principal and charges are payable monthly up to July 2007.

d)   Share purchase

     In September 2001, Nova Camacari (merged into the Company) and BNDESPAR signed a Contract for the Purchase and Sale of Shares with Guarantees relating to the purchase of one billion class "B" preferred nominative shares issued by Copene Participacoes, for the total of R$ 163,997 thousand. The principal of the debt arising from this contract will be paid to BNDESPAR in one installment falling due on August 15, 2006. Interest of 4% per annum above the Long-term Interest Rate (TJLP) is payable annually as from August 15, 2002. At March 31, 2003, the debt balance is R$ 182,762 thousand (December 31, 2002 -- R$ 176,491 thousand).

     In September 1992, the subsidiary company ODEQUI purchased, in an auction, shares of PPH Cia. Industrial de Polipropileno and Poliolefinas S/A, companies that later became OPP Quimica. ODEQUI paid 10% of the amount of the shares in cash and the remaining 90% was financed by Banco do Brasil over a 12.5-year term, restated by the IGP-M variation plus annual interest of 4.5%. Interest is paid semiannually in March and September, beginning in March 1993, and the principal is being amortized in 17 semiannual installments, beginning in March 1997. As part of a corporate restructuring process, the debt was transferred to OPP Quimica. The debt balance at March 31, 2003 is R$ 114,292 thousand (December 31, 2002 -- R$ 123,173 thousand).

e)   Working capital -- local currency

     The Company has working capital loans and guaranteed account loans from various financial institutions, which are backed by pledges of trade notes and sureties from Management. One of the main loans was granted by Unibanco in December 2002, in the amount of R$ 150,000 thousand, falling due in January 2003 and bearing interest of 100% of the CDI plus an annual spread of 0.25%, payable upon final maturity. This contract is backed by a pledge of trade notes and sureties from Management. At March 31, 2003, the debt balance of this loan amounts to R$ 151,263 thousand (December 31, 2002 -- R$ 151,740 thousand).


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                                       41

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

12       Debentures


                                                                                          In thousands of reais
                                                                          --------------------------------------

                                                                                   Mar 2003            Dec 2003
                                                                          ------------------  ------------------
As of January 1                                                                   1,361,187             656,616
   Financial charges                                                                 82,168             214,434
   Addition                                                                                             609,779
   Interest amortization                                                            (49,712)           (119,642)
   Debentures held in treasury                                                     (135,092)
                                                                          ------------------  ------------------

Balance at the end of the period                                                  1,258,551           1,361,187

Less: current liabilities                                                           (14,262)            (32,049)
                                                                          ------------------  ------------------

Long-term liabilities                                                             1,244,289           1,329,138
                                                                          ==================  ==================

On October 1, 2001, the Company carried out the 10th issue of 6,250 registered, book entry, non-convertible debentures, with a floating guarantee. The issue was fully subscribed and realized in two series, which had the following characteristics:

                                       1st series                              2nd series
                                       --------------------------------------- ---------------------------------
Unit face value                        R$ 100 thousand                         R$ 100 thousand
Quantity of notes                       4,108                                   2,142
Issue date                             October 1, 2001                         October 1, 2001
Final maturity date                    October 1, 2006                         October 1, 2006
First remuneration period:
   Duration                            36 months after the issue date          36 months after the issue date
   Remuneration                        110% of CDI from 10/1/01 to 11/30/02    IGP-M + 13.25% p.a.
                                       118.33% of CDI as from 12/1/02
   Payment frequency                   Semiannual, as from April 2002          Semiannual, as from April 2002


On November 29, 2001, the Company and its debentureholders decided, at an Extraordinary General Meeting, to change the remuneration of the 1st series debentures from 110% to 118.33% of the CDI, as from December 1, 2002.

At the end of the first remuneration period on October 1, 2004, the Company and the debentureholders should renegotiate the terms for remuneration of the subsequent period. The Board of Directors will establish the terms and conditions of remuneration for the subsequent period. The Company is committed to acquire the debentures from those debentureholders that disagree with the terms established by the Board of Directors for the following period.



    --------------------------------------------------------------------------

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

The Company purchased own debentures for future placement in the market and did not record any gains or losses on this acquisition.

As approved by the Extraordinary General Meeting on August 16, 2002, OPP PP was merged into the Company (Note 1(c)), including its obligations under 59,185 debentures issued in a single issue, with the following characteristics:


                                          Single issue
                                          ------------------------------------

 Unit face value                          R$ 10 thousand
 Quantity of notes                        59,185
 Issue date                               May 31, 2002
 Final maturity date                      July 31, 2007
 Remuneration                             TJLP variation, plus 5% p.a.


These debentures are subordinated, and the amortization of the principal and interest will only occur on their maturity date on July 31, 2007. There is no partial or total redemption clause allowing payments before this date.

These debentures are convertible into shares at any time by the debentureholders, as established in the indenture.





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                                       43

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

13   Taxes and Contributions Payable -- Long-term Liabilities

     The Company is challenging in the judicial system certain alterations in the tax law and is asserting the right to an Excise Tax (IPI) credit on the purchase of raw materials and the export of its products. Although management, supported by its legal advisors, evaluates that the outcome of these lawsuits will be favorable to the subsidiaries, the questioned amounts, which are being conservatively accrued as liabilities and updated for the variation in the SELIC interest rate, are as follows:


                                                                                          In thousands of reais
                                                                         ---------------------------------------

                                                                                  Mar 2003             Dec 2003
                                                                         ------------------   ------------------
COFINS on financial and other income                                               127,494               29,539
COFINS -- increase in tax rates                                                     69,021               29,222
IPI resulting from export premium credit                                             4,573
IPI on purchase of inputs with zero rate                                           158,791
IPI on consumable materials and property, plant and equipment                       22,346
PIS on financial and other income                                                   17,842                6,968
Education allowance, workers' compensation insurance (SAT), and
   National Institute of Social Security (INSS)                                     21,456               20,641
Other                                                                               10,355
                                                                         ------------------   ------------------

                                                                                   431,878               86,370
                                                                         ==================   ==================


The balances of taxes and contributions payable above were materially impacted by the mergers occurred at March 31, 2003, as mentioned in Note 1(d).

Of the cases mentioned above, the largest ones are:

(i) Case filed against the Federal Government by the Company and the merged company OPP Quimica, claiming the unconstitutionality of the changes in the form of calculating PIS and COFINS introduced by Law 9718/98 as from February 1999. Based on a granted preliminary injunction, subsequently confirmed by sentence of a lower court, the Company is depositing in courts the increases in these contributions derived from said Law. On the other hand, the merged company OPP Quimica, based on a preliminary injunction confirmed by sentence of a lower court, was collecting these contributions without considering the effects produced by said Law and, according to a court decision, was not required to make a court deposit. As from the merger of OPP Quimica, all amounts challenged will be deposited in court. According to the Company's legal advisors, favorable outcomes are possible for these cases.





    --------------------------------------------------------------------------

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

(ii) The preliminary injunction requested by the merged company OPP Quimica claimed the judicial recognition of the premium credit of IPI, instituted by Decree Law 491/69, as an incentive for the export of products manufactured. In this claim, OPP Quimica obtained a preliminary injunction, partially confirmed by sentence, allowing it to offset federal taxes by using the benefit from the exports from the plants established in Rio Grande do Sul. According to company legal advisors, a favorable outcome is possible on the premium credit and the effects of monetary restatement (expurgation, monetary correction and SELIC rate).

(iii) In July 2000, the merged company OPP Quimica filed a judicial order to sustain the full application of the non-cumulativeness principle of the Excise Tax (IPI), requesting the right to a tax credit on the purchase of raw materials and exempt input materials that are exempt from IPI or subject to a 0% IPI rate.

     On December 19, 2002, the Federal Supreme Court (STF), based on its previous plenary decisions about the subject, judged an Extraordinary Appeal interposed by the National Treasury and confirmed the decision of the Regional Court of Appeals (TRF) of the 4th Region, which recognized that OPP Quimica had the right to a credit of IPI on these purchases, covering the ten years prior to the filing of the suit, including the related monetary restatement and SELIC rate for the period up to the date of the actual use of credits.

     The STF decision was appealed by the National Treasury. The appeal does not question the right to the IPI credit, but alleges imprecision in the decision regarding input and raw materials, the monetary restatement of the credit, and the rate to be used for credit calculation purposes. However, all these aspects have already been defined in the STF and TRF decisions in OPP Quimica's favor, or even in the plenary decisions before the STF. For this reason, the appeal does not represent any possibility of changes in OPP Quimica's right to the credit, which has already been examined by the highest level of the judicial system, according to the opinion of its legal advisors.

     Considering the above, in December 2002 OPP Quimica recorded income in the amount of R$ 1,030,125 thousand. Of the total amount recorded, R$ 265,581 thousand had already been offset against the IPI due by OPP Quimica. Management, based on projections of results and future performance, estimates that the remaining amount will be fully offset until 2005, including offsets with other taxes due by the Company (Note 6).



    --------------------------------------------------------------------------

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

     This judicial order refers exclusively to the industrial establishments of OPP Quimica located in the State of Rio Grande do Sul. Identical proceedings, covering the industrial units of the Company, Trikem, and Polialden, as well as other industrial units of the merged company OPP Quimica, located in the State of Bahia, are pending judgment in the courts of first and second instances. The calculation and accounting recognition of the credits involved in these proceedings will be based on the specific elements of each final decision, and the amounts cannot be determined under current circumstances.


14   Income Tax and Social Contribution on Net Income

(a)  Current income tax


                                                                                          In thousands of reais
                                                                                --------------------------------

                                                                                      Mar 2003         Mar 2002
                                                                                ---------------  ---------------

Results before income tax                                                              149,165          (62,284)
                                                                                ---------------  ---------------
Total income tax charges levied at the rate of 25%                                     (37,291)          15,571

Nondeductible expenses, net of untaxed income and other adjustments to
taxable income                                                                          37,495            1,083

Income tax expenses arising from changes in equity derived from the
merger of OPP Quimica                                                                  (19,787)
                                                                                ---------------  ---------------

Income tax credit (expense)                                                            (19,583)          16,654
                                                                                ===============  ===============




    --------------------------------------------------------------------------

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------


(b)   Deferred income tax

     In accordance with the pronouncement issued by IBRACON on the accounting for income tax and social contribution, supplemented by CVM Instruction 371/02, the Company has recognized deferred tax assets arising from temporary differences and tax losses.


                                                                                            In thousands of reais
                                                                                ----------------------------------

                                                                                      Mar 2003           Dec 2003
                                                                                ---------------  -----------------
Nondeductible provisions                                                             1,080,475            837,804
Amortizable goodwill/negative goodwill                                                 356,585            282,229
Taxes and contributions challenged in courts                                            90,281             88,871
Other adjustments                                                                       30,484             30,704
Tax losses (1992 to 2003)                                                              777,385            722,747
                                                                                ---------------  -----------------

Total                                                                                2,335,210          1,962,355
                                                                                ===============  =================

Asset calculated at the rate of 25%                                                    583,803            490,589
Asset not recorded, based on the Company's projections
   of the offset of tax losses                                                        (439,044)          (354,270)
                                                                                ---------------  -----------------

Income tax deferred                                                                    144,759            136,319
                                                                                ===============  =================


     The R$ 8,440 thousand increase in deferred income tax assets derives from the merger of Nitrocarbono. Management estimates that the deferred taxes relating to tax losses will be realized in up to ten years, considering the portion of the operating results and other results that are not covered by the tax reduction benefit (Note 15 (a)). Besides the positive impacts arising from the corporate restructuring in course (Note 1(c)), the expectation of generating taxable income is based on projections that are mainly based on price, foreign exchange, interest rate and market growth assumptions and other variables important to the performance of the Company.

(d)  Social contribution

     In 1992, court deposits of R$ 42,197 thousand were returned to the Company pursuant to the decision of the 6th Federal Court, which decided in favor of the Company in its suit against the Federal Government relating to the Social Contribution on Income (CSL).

     However, in November 1993 the Federal Government filed a reversal action to revoke this decision. On October 18, 1994, the Federal Court of Appeals for the 1st Region decided the reversal action in favor of the Federal Government by a majority of only one vote.


    --------------------------------------------------------------------------
                                       47

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

     Consequently, in 1996 the Company filed a Special Appeal to the Superior Court of Justice (STJ), and an Extraordinary Appeal to the Federal Supreme Court (STF). The latter was not accepted, and the Company filed a motion for review, which is pending the outcome of the decision by the STJ. According to the Company's lawyers, the Extraordinary Appeal will eventually be accepted and forwarded to the STF.

     On October 20, 1997, based on a majority vote, the Special Appeal was rejected. As a consequence, the Company interposed a Divergence Embargo, which was admitted on March 24, 1998 and not recognized by the STJ on February 20, 2002, since the court accepted a procedural preliminary action brought by the Federal Government in response to the Company's Special Appeal, which hampered any further judgment regarding either the merit or other preliminaries. The decision was published on June 24, 2002. On July 1, 2002, the Company interposed a Declaration Embargo in order to question the various omissions and contradictions observed in this decision. This procedure may revert the result of the trial judgment in the STJ, without affecting the trial judgment of the Extraordinary Appeal by the STF.

     The lawyers who represent Braskem, based on prior jurisprudence and on opinions issued by eminent legal counselors, believe that there are very good possibilities of success by Braskem.

     Although the discussion is still "sub-judice", the federal tax authorities imposed claims regarding the Social Contribution by issuing tax assessments against Braskem, relating to the period from 1990 to 2001, in the amount of R$ 482,726 thousand. This procedure was contrary to renowned legal counselors' opinions obtained by Braskem, which expressed that an unfavorable decision in this lawsuit will only affect Braskem after the decision becomes final. Tax enforcement actions related to the aforementioned tax were also filed. It is important to mention that Braskem already obtained a judicial decision determining the cancellation of one of those charges, with the Judiciary recognizing that the procedure adopted by the tax authorities was improper. Based on the opinions of its legal counselors and legal precedents, Braskem did not alter its corporate and tax procedures and has not accrued any amount for CSL.

     Should the Federal Government, after a possible decision unfavorable to Braskem becomes final, demand payment of the Social Contribution retroactively to the years prior to the date of the publication of the final decision on the reversal action, such action would be contrary to the expert legal opinions, and the exposure relating to the periods from 1990 to 2001, updated based on Brazil's base rate (SELIC) interest rate, excluding the fine for late payment, would be approximately R$ 245,115 thousand.





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                                       48

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

15   Tax Incentives and Compulsory Loans

(a)  Corporate income tax

     From calendar-year 2002 to 2011, the Company has the right to reduce by 75% the income tax rate on the profit arising from the sale of basic petrochemical products and utilities. The polyethylene plant of the merged company OPP Quimica in Camacari has a similar benefit.

     The production of caprolactam by the merged company Nitrocarbono and DMT (dimethylterephthalate) already produced by the Company is not covered by these exemptions, but the income tax on the related profits may be reduced by the following percentages as determined by Law 9532/97 (article 3, SECTION 2 and SECTION 3)

(i)  37.5% from January 1, 1998 to December 31, 2003;
(ii) 25.0% from January 1, 2004 to December 31, 2008; and
(iii) 12.5% from January 1, 2009 to December 31, 2013, and 0% thereafter.

     At the end of each year, in the case of taxable profit resulting from the benefited operations, the amount of the income tax exemption or reduction is credited to a capital reserve, which can only be used to increase capital or absorb losses.

(b) Compulsory loans to Centrais Eletricas Brasileiras S.A. - ELETROBRAS ("Eletrobras")

     On October 29, 2001, through an ordinary lawsuit against Eletrobras and the Federal Government related to compulsory loans paid from January 1977 through December 1993, Braskem claimed: (i) monetary restatement of compulsory loans since the date of payment up to the date of redemption or conversion into shares, based on the variation of inflation indices considered adequate by its subsidiaries; (ii) refund of the amounts paid as compulsory loans, including monetary restatement based on the correction criteria mentioned in item (i) above and deducted from amounts already redeemed through delivery of the share certificates; and (iii) interest of 6% per annum on the balances of loans duly restated, excluding interest already paid by Eletrobras.

     Considering the recent judgments of the High Court of Justice (STJ), which have been favorable to other companies on the merit of their similar lawsuits and therefore indicate that the legal thesis is solid, the legal advisors consider a favorable outcome for the subsidiaries to be probable.






    --------------------------------------------------------------------------
                                       49

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

     In view of the current stage of these lawsuits, the criteria used to quantify the amounts involved are still to be defined. The amounts may be recorded only after a final favorable decision is reached in the higher courts; however, it is not practicable to determine the amounts in the current circumstances.

     According to the Merger and Justification Protocol of OPP PP (Note 1 (c)) the rights arising from a possible favorable outcome in these lawsuits brought by Braskem and OPP Quimica will be assigned to the then majority stockholder of OPP PP.


16   Shareholders' Equity

(a)  Capital

     The authorized capital comprises 1,836,000,000 common shares and 3,264,000,000 preferred shares, of which 3,213,000,000 are preferred "A" shares and 51,000,000 are preferred "B" shares, with no par value.

     At March 31, 2003, paid-up capital comprises 1,226,091,148 common shares and 2,172,289,774, preferred shares, of which 2,160,832,034 are preferred "A" shares and 11,457,740 are preferred "B" shares.

     Preferred shares are not convertible into common shares and do not carry voting rights, but they have priority to a minimum non-cumulative annual dividend of 6%, depending on the availability of income for distribution. Only the preferred "A" shares have equal participation with the common shares in the remaining income, and this right exists only after the payment of dividends to the holders of preferred shares. The preferred "A" shares also have equal rights with the common shares to receive distributions of shares arising from the capitalization of other reserves. The preferred "B" shares, subsequent to the expiration of the period of non-transferability as foreseen in special legislation, may be converted into preferred "A" shares at any time, at the ratio of two preferred "B" shares for one preferred "A" share.

     Shares paid up through the Northeast Investment Fund (FINOR) tax incentives (preferred "B" shares) do not have preferential rights in the event of new share subscriptions.

     In the event of dissolution of the Company, the preferred "A" and "B" shares have priority to capital reimbursement.

     All shareholders are assured of an annual dividend of not less than 25% of net income each year, calculated in accordance with Brazilian Corporate Law.




    --------------------------------------------------------------------------
                                       50

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

     As described in the Memoranda of Understanding for Shareholders' Agreements signed by (i) Odebrecht Quimica S.A., Petroquimica da Bahia S.A., Fundacao PETROBRAS de Seguridade Social -- PETROS, and Previ - Caixa de Previdencia dos Funcionarios do Banco do Brasil and (ii) Odebrecht Quimica S.A., Petroquimica da Bahia S.A. and Petrobras Quimica S.A. - Petroquisa, on July 20 and July 3, 2001, respectively, the Company must distribute dividends in a percentage not less than 50% of available net income of each year, as long as remaining reserves are sufficient to maintain efficient operations and development of the Company's business.

     According to the terms agreed in the Private Instrument of Re-Ratification of a Private Deed of Issue of Non-convertible Debentures with Floating Guarantee of the Tenth Issue and in the Export Prepayment Credit Agreement, the payment of dividends, interest on own capital or any other participation in profits is limited to at most 50% of net income for the year or 6% of the unit value of the preferred "A" and "B" shares, whichever is higher.

     In accordance with the Company's statutes, the Company may pay interest on its own capital to its shareholders, within the terms of Article 9, paragraph 7, of Law 9249/1995. Interest, when paid or credited, will be considered as part of the priority dividend on preferred shares as well as part of the minimum dividend requirement.

     At the Company's Board of Directors Meeting held on April 24, 2002, the distribution of interim dividends was approved for the 1st quarter of 2002, in the amount of R$ 11,348, arising from retained earnings.

     The Annual and Extraordinary General Meeting, held on April 29, 2003, approved the increase in the Company's capital, without the issue of new shares, by capitalizing the Monetary Restatement Reserve, in the amount of R$ 2,331 thousand.

(b)  Shares held in treasury

     At March 31, 2003, the Company holds in treasury 53,008 thousand class "A" preferred shares at the total cost of R$ 17,291 thousand. The market value of these shares, based on the average BOVESPA trading quotation at March 31, 2003, is R$ 11,291 thousand.




    --------------------------------------------------------------------------
                                       51

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

17   Recovery of Taxes and Contingencies

(a)  PIS -- Decree Laws 2445/88 and 2449/88

     Considering that Decree Laws 2445/88 and 2449/88 were declared unconstitutional, under Federal Senate Resolution 49 of 1995, and High Court of Justice jurisprudence on the calculation of PIS under Supplementary Law 7/70, and based on the position of its legal advisors, the Company recorded receivables relating to PIS, arising from overpayments in the amount of R$ 43,638 thousand. At December 31, 2002, the balance initially recorded by the Company, in the amount of R$ 41,604 thousand, was offset. Considering the same jurisprudence, the merged companies OPP Quimica and CPN Administradora also recorded credits, not yet offset, in the amount of R$ 29,276 thousand.

(b)  FINSOCIAL

     On October 10, 1994, the Judge of the 2nd Circuit of the Federal Court granted to the Company permission to redeem 75% of the judicial deposits, referring to the period from November 1991 to March 1992, which redemption was made on October 13, 1994, totaling R$ 5,533 thousand.

     For the period October 1988 to October 1991, the principal amount of the credits was already recognized in the result of years prior to 1999, in the account "Other operating expenses (income), net". Considering that the Company made judicial deposits during the proceeding involving FINSOCIAL payable on ICMS, in spite of the unfavorable decision that it obtained in that proceeding, the Company requested that they be combined to determine the deposits for the installment that exceeds 0.5%. This occurred on June 11, 2001, and the amount was R$ 4,878 thousand. With the backing of the terms of the Special Appeal favorable to the Company, according to the final decision on September 1, 1999, and bearing in mind the favorable pronouncement of the National Treasury in relation to the amount requested, the Company offset these receivables against the COFINS amounts due from January to April 2002.

(c)  Tax on net income

     In 1992, the Company requested an Injunction to assure the right of not collecting the Tax on Net Income ("ILL") at the rate of 8%, calculated on the date of closing of the base periods from 1989 to 1992.

     Due to the final decision declaring the unconstitutionality of article 35 of Law 7713/88, the Company redeemed the judicial deposits on July 23, 1997 relating to the payments made from August 1991 to March 1993 (base years 1991 and 1992), totaling R$ 7,244 thousand.




--------------------------------------------------------------------------

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

     The amounts referring to the base periods 1989 to 1990, because they have been directly remitted to the Federal Government, were the object of an Ordinary Lawsuit for offset against federal taxes or reimbursement, and the amount of R$ 22,900 was allocated to income for the year ended December 31, 1997, in the account "Other operating expenses (income), net". This amount, duly restated until March 31, 2003, is R$ 38,467 thousand, which has already been confirmed by the accounting expert determined by the court. The Company also has credits amounting to de R$ 10,166 thousand, which arise from the merger on March 31, 1999, of the subsidiary company Ceman - Central de Manutencao Ltda.

     With the objective of obtaining funds as soon as the lawsuit is concluded, the Company requested and obtained a legal decision to deposit in court an amount equivalent to the overpayment (R$ 38,467 thousand), as an offset against the amounts that would have to be collected as PIS and COFINS, the deposits for which, up to March 31, 2003, totaled R$ 28,774 thousand.

     On March 6, 2002, the TRF Decision of the 1st Region was published, recognizing the Company's right to offset the amounts paid, including monetary restatement as from the date of payment, the application of the expurged indices and the SELIC interest rate.

(d)  Employees' Collective Agreement -- Clause 4

     In September 2001, the Second Panel of Judges of the Supreme Court (STF) considered valid the Extraordinary Appeal filed by the Union of the Employees of Petrochemical, Plastic Chemicals and Related Companies of the state of Bahia (SINDIQUIMICA), against the Syndicate of Petrochemical Industry and Synthetic Resins of the State of Bahia (SINPEQ), of which the Company is a member, in a lawsuit regarding the validity of Clause 4 of the Employees' Collective Agreement, signed by the parties, in light of the specific economic policy law included in the Collor Plan in 1990. Clause 4 determined that the salaries of the employees be readjusted by 90% of the Consumer Price Index (IPC) each month.

     By a 3-2 majority of votes, the Second Panel of Judges ruled that the Collective Agreement should prevail over the economic policy law. After this decision was published in April 2002, both the trade union and the industry association appealed the decision. This is an isolated decision that is contrary to the understanding of several other decisions that the Collective Agreement should not prevail over the economic policy law. Therefore, this decision is not definite and does not comment on the amounts involved in the lawsuit.

     On December 11, 2002, upon review of the appeals of the prior decision, the Second Panel of the STF reestablished the understanding that the private collective agreement cannot overrule a law, especially an economic policy law, which is a standard of public order. The publication of that decision is pending, which is not definitive and does not express an opinion on the







--------------------------------------------------------------------------
                                       53

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

     amounts involved in the lawsuit. Management, based on the opinion of its legal advisors, believes in a favorable outcome for the Company's lawsuits, and therefore did not provide any amount relating to it.

     Trikem and Polialden are also members of SINPEQ and part of this legal proceeding.

(e)  Other Company litigation

     The Company is defending claims for indemnities for material or moral damages, which are pending court decision. The main issue involves the claim of preferred shareholders' rights, which was not favorable to the Company. The Company filed a Rescissory Action to overturn such decision, and the Company obtained an advance decision suspending the settlement of the judgment until a final decision of the Rescissory Action is issued.

     Furthermore, the Company is part of a series of claims filed by employees, which, based on the opinion of management and its internal legal advisors, supported by recent opinions of its external legal advisors, will be judged in favor of the Company. For this reason, no provisions were recorded.

     The Company is a defendant is in various labor lawsuits. The Company set up a provision for claims with probable loss, in the amount of R$ 7,936 thousand, while no provision was recorded for those claims that, in the opinion of Company external legal advisors, will be judged in favor of the Company.

18   Insurance Coverage

     The Company has "all risks" insurance coverage, with loss limits considered to be sufficient to cover possible damages, taking into account the nature of its activities and the advice of its insurance consultants. At March 31, 2003, insurance coverage for inventories, property, plant and equipment and loss of profits of the Company amount to R$ 9,558,685 thousand.

19   Financial Instruments

     The Company engages in transactions involving financial instruments to manage the financial requirements of its operations, to supplement cash flow requirements, to guarantee the supply of raw materials and to hedge its U.S. dollar denominated debt. Risk management is carried out by adopting financial market mechanisms which reduce the exposure of the Company's assets and liabilities, protecting its equity.






--------------------------------------------------------------------------
                                       54

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

     The net book values of the financial assets and liabilities of the Company at March 31, 2003, are equivalent to their approximate market values. The main financial instruments are comprised of the following accounts:

(a)  Investments

     The market values of the investments in COPESUL, Trikem, Polialden, Politeno, and PETROFLEX, the shares of which are traded in the stock exchange, were estimated based on the final market quotations on the Sao Paulo Stock Exchange, where most of the shares are traded. This estimate does not necessarily reflect the realizable value of a representative lot of shares.

     At March 31, 2003, the market value of these shares held by the Company and its subsidiaries is R$ 581,511 thousand.

(b)  Derivatives

     Since the Company operates in the international market, where it obtains funding for its operations and investments, it is exposed to market risks related to variations of foreign currency exchange rates and international interest rates.

     Because of the current economic situation and to meet the requirements set forth in funding contracts, the Company adopts the following methodology: maintain coverage of principal and interest settlements (consolidated) maturing within the next 12 months for, at least, (i) 60% of the total debt in U.S. dollars related to exports (trade finance), excluding Advances on Currency Contracts (ACCs) with remaining maturity of up to 6 months and Advance on Export Contracts (ACEs); and (ii) 75% of the total debt in U.S. dollars unrelated to exports (non-trade finance).

     The Company uses various kinds of currency risk management tools, some of them involving available cash. The most common transaction using available cash adopted by the Company involves foreign currency cash investments (certificates of deposit, international funds, time deposits and overnight funds) and options (Put and Call). The most common foreign currency derivative instruments used are swap contracts (exchange of U.S. dollar variation for Interbank Deposit Certificate (CDI rate) and forwards.

     At March 31, 2003, the Company had swap, forward and option contracts for foreign currency and interest, with a total notional amount of US$ 146,376 thousand, falling due between July 18, 2003 and June 1, 2004. These instruments are intended to reduce the impacts of an eventual devaluation of the Brazilian real and an increase in international interest rates on







--------------------------------------------------------------------------

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

     U.S. dollar liabilities. At March 31, 2003, the market value of these contracts is negative by R$ 5,204 thousand.


20   American Depositary Receipt (ADR) Program

     On October 20, 1998, the Company obtained a Level II registration with the Securities and Exchange Commission (SEC) and, on December 21, 1998, started trading American Depositary Receipts (ADRs) on the New York Stock Exchange
     (NYSE), as follows:

     .    Type of shares: preferred class "A".
     .    Each ADR represents 50 (fifty) preferred "A" shares.
     . The shares are negotiated as ADRs under the ticker symbol "BAK" at the NYSE.
     .    Depositary Bank overseas: Citibank N.A. -- New York branch.
     .    Custodian Bank in Brazil: Banco Itau S.A.

21   Private Pension Plans

(a)  ODEPREV - Odebrecht Previdencia

     The  merged company OPP Quimica is a party to an agreement to join ODEPREV
          - Odebrecht Previdencia, a closed private pension entity, set up by Odebrecht S.A. ODEPREV offers its participants, members of the sponsoring companies, the following:

     . Standard Plan, under which life and permanent disability coverage is totally assumed by an insurance company while the premium is paid by the respective sponsoring company.

     . Optional Plan - a defined contribution plan in which monthly and periodic participant contributions and annual and monthly sponsor contributions are made to individual pension savings accounts.

     The Board of Trustees of ODEPREV defines each year in advance the plan's cost and the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits defined in the Optional Plan, the actuarial liability of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined contribution plan, it will not be able to require any obligation nor responsibility of the sponsoring company to assure minimum levels of benefits to the participants who retire. The consolidated contribution for the quarter ended March 31, 2003 was R$ 441 thousand.






--------------------------------------------------------------------------

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

     On January 8, 2001, the Federal Government issued Decree 3721, which increases the minimum age for complementary retirement plans on a gradual basis until 2020. The main effect of this change is to alter the timing of the payment of benefits to participants in the Optional Plan.

(b)  Fundacao PETROBRAS de Seguridade Social - PETROS

     The Company sponsors a defined benefit plan for its employees, which is managed by the Fundacao PETROBRAS de Seguridade Social ("PETROS"). Its main objectives are to complement retirement benefits provided by the government and to implement social assistance programs supported by the sponsoring companies. The sponsoring companies and their employees pay monthly contributions to PETROS based on their employees' remuneration.

     On March 6, 2002, the Board of Directors authorized the signature of the Beneficiaries Segregation Agreement to be signed by the Company, PETROS and the other co-sponsors of the PETROS plan.

     The segregation of beneficiaries of the PETROS Plan, approved by the Board of Trustees and the Board of Directors of PETROBRAS, was based on the net asset position of PETROS as of April 30, 2001. PETROBRAS employees represent approximately 90% of the beneficiaries of the funds managed by PETROS. The net asset position determined on that date was divided among the sponsors in proportion to the mathematical reserves calculated by the independent actuaries STEA - Servicos Tecnicos de Estatistica e Atuaria Ltda., for each sponsor. As from May 1, 2001 the accounting records have been kept individually by sponsor. For this purpose, the funds under management were transformed into quotas of R$ 1.00 each, which change in accordance with new contributions or benefit payments for each sponsor's beneficiaries and share in the results of the overall investment program.

(c)  PREVINOR - Associacao de Previdencia Privada

     The merged company Nitrocarbono has a benefit plan for its employees, which is managed by PREVINOR - Associacao de Previdencia Privada ("PREVINOR").

     Its main objective is to complement the benefits guaranteed and granted by Social Security. To meet its objectives, PREVINOR receives monthly contributions of sponsors and participants, calculated based on the employees' monthly remuneration. In the first quarter of 2003, the contributions totaled R$ 156 thousand.




--------------------------------------------------------------------------

     Braskem S.A.

     Quarterly Information
     at March 31, 2003
     All amounts in reais unless otherwise indicated
     --------------------------------------------------------------------------

22   Commitments for the Sale of Raw Material

     At March 31, 2003, the Company had contractual commitments to sell raw material in the form of contracted demand. Based on these contracts, with automatic renewal, and the average purchase prices for the raw materials in March 2003, these contractual commitments, for the next five years, are estimated at R$ 17,838,307 thousand, as follows:





                                                    In thousands of reais
                              --------------------------------------------

Year                                   Metric tons                     R$
                              ---------------------  ---------------------

2003                                     1,597,050              2,999,415
2004                                     2,070,200              3,745,791
2005                                     2,064,300              3,734,051
2006                                     2,066,600              3,738,970
2007                                     2,003,500              3,619,080
                              ---------------------  ---------------------

                                         9,801,650             17,838,307
                              =====================  =====================







--------------------------------------------------------------------------
                                       58

Braskem S.A.                  (A free translation of the original in Portuguese
                              prepared in conformity with accounting practices
Balance Sheet at March 31     adopted in Brazil)
In thousands of reais
-----------------------------------------------------------------------------




                                                                                                                 Consolidated
                                                                                               -------------------------------

Assets                                                                                              31.03.03         31.12.03
                                                                                               --------------  ---------------
Current assets
   Cash and banks                                                                                    109,659          129,690
   Financial investments                                                                              19,095           28,329
   Marketable securities                                                                             599,176          663,046
   Trade accounts receivable                                                                       1,290,203          959,005
   Taxes recoverable                                                                                 514,358          692,805
   Inventories                                                                                     1,266,753          889,067
   Prepayment of financing                                                                           126,567           98,416
   Dividends and interest on own capital                                                              17,386            4,041
   Other receivables                                                                                 122,653           71,395
   Prepaid expenses                                                                                   87,857          112,951
                                                                                               --------------  ---------------

                                                                                                   4,153,707        3,648,745
                                                                                               --------------  ---------------

Long-term receivables
   Trade accounts receivable                                                                          48,357           42,270
   Advances for capital increase                                                                      1,546
   Related companies                                                                                 107,519          117,000
   Marketable securities                                                                             125,638          153,497
   Judicial deposits and compulsory loans                                                            152,032          140,957
   Deferred income tax                                                                               145,193          143,879
   Taxes and social contributions recoverable                                                        735,009          708,577
   Inventories                                                                                        79,688           82,278
   Prepayment of financing                                                                           122,990           91,448
   Other receivables                                                                                  27,052           10,812
                                                                                               --------------  ---------------

                                                                                                   1.545.024        1,490,718
                                                                                               --------------  ---------------

Permanent assets
   Investments
      Subsidiaries and jointly-controlled entities                                                 2,147,984        3,618,463
      Associated companies                                                                            29,890           27,432
      Other investments                                                                               26,119           44,870
   Property, plant and equipment                                                                   5,189,809        4,579,166
   Deferred charges                                                                                1,469,121          678,579
                                                                                               --------------  ---------------

                                                                                                   8,862,923        8,948,510
                                                                                               --------------  ---------------

Total assets                                                                                      14,561,654       14,087,973
                                                                                               ==============  ===============

Braskem S.A.

Balance Sheet at March 31
In thousands of reais                                             (continued)
------------------------------------------------------------------------------





                                                                                                                  Consolidated
                                                                                                -------------------------------

Liabilities and shareholders' equity                                                                  31.03.03        31.12.02
                                                                                                --------------- ---------------
Current liabilities
   Suppliers                                                                                         2,091,273       1,704,937
   Financing                                                                                         3,080,778       2,844,520
   Debentures                                                                                           14,262          32,049
   Salaries and payroll charges                                                                         71,031          73,279
   Taxes, rates and social contributions payable                                                       218,792         333,083
   Dividends proposed and interest on own capital                                                       24,941          23,959
   Advances for purchase of credit rights                                                              163,800         175,000
   Advances from customers                                                                             352,850          96,448
   Swaps and options payable                                                                             1,428          36,196
   Related companies                                                                                       769           8,242
   Other payables                                                                                      130,770         107,344
                                                                                                --------------- ---------------

                                                                                                     6,150,694       5,435,057
                                                                                                --------------- ---------------

Long-term liabilities
   Suppliers                                                                                            87,247          78,806
   Financing                                                                                         3,361,165       3,982,959
   Debentures                                                                                        1,244,289       1,190,224
   Related companies                                                                                   181,376         189,339
   Deferred income tax                                                                                  10,148          26,771
   Taxes and contributions payable                                                                     932,945         833,366
   Other payables                                                                                       77,196          75,311
                                                                                                --------------- ---------------

                                                                                                     5,894,366       6,376,776
                                                                                                --------------- ---------------

Deferred income
   Negative goodwill on the investments in
       Subsidiary companies                                                                             21,097          21,252
                                                                                                --------------- ---------------

Minority interest                                                                                      540,643         433,120
                                                                                                --------------- ---------------

Shareholders' equity
   Capital                                                                                           1,845,436       1,845,399
   Capital reserves                                                                                    720,248         717,821
   Retained earnings (accumulated deficit)                                                            (610,830)       (741,452)
                                                                                                --------------- ---------------

                                                                                                     1,954,854       1,821,768
                                                                                                --------------- ---------------

Total liabilities and shareholders' equity                                                          14,561,654      14,087,973
                                                                                                =============== ===============

The accompanying notes are an integral part of these financial statements.



                                                                                                                  Consolidated
                                                                                                -------------------------------

                                                                                                      31.03.03        31.03.02
                                                                                                --------------- ---------------
Gross sales
   Domestic market                                                                                   2,548,970         814,311
   Foreign market                                                                                      567,248          53,242
   Taxes, freights and return on sales                                                                (656,916)       (217,101)
                                                                                                --------------- ---------------

Net sales revenue                                                                                    2,459,302         650,452
Cost of sales and services rendered                                                                 (1,947,451)       (547,762)
                                                                                                --------------- ---------------

Gross profit                                                                                           511,851         102,690
                                                                                                --------------- ---------------

Operating expenses (income)
   Selling                                                                                            (23,488)        (20,328)
   General and administrative                                                                         (66,002)        (23,231)
   Investment in subsidiary and associated companies                                                    7,862         (30,258)
   Depreciation and amortization                                                                      (41,946)        (10,927)
   Financial expenses                                                                                 (90,913)        (87,022)
   Financial income                                                                                    (9,477)         18,550
   Other operating income, net                                                                         (9,528)         46,703
                                                                                                --------------- ---------------

                                                                                                     (233,492)       (106,513)
                                                                                                --------------- ---------------

Operating income (loss)                                                                               278,359          (3,823)
Non-operating expenses, net                                                                            (1,842)        (56,204)
                                                                                                --------------- ---------------

Loss before income tax and
   Social contribution                                                                                276,517         (60,027)
Income tax and social contribution                                                                    (59,214)         (5,509)
                                                                                                --------------- ---------------

Income (Loss) before minority interest                                                                217,303         (65,536)
Minority interest                                                                                     (86,689)            339
Deferred Income tax                                                                                                    19,567
                                                                                                --------------- ---------------

Income (Loss) for the year                                                                            130,614         (45,630)
                                                                                                =============== ===============

Income (Loss) per thousand shares
   at the end of the year -- whole R$                                                                 0.03904        (0.02626)
                                                                                                =============== ===============